Exhibit (c)
The annual budget for the Registrant as set forth in the Program Document for 2009-2013 (Documento di Programmazione Economica e Finanziaria per gli anni 2009-2013 — DPEF), dated June 18, 2008, and the Update to the Program Document for 2009-2013 (Nota di Aggiornamento al Documento di Programmazione Economico-Finanziaria per gli anni 2009-2013) and the Annual Program Report for 2009 (Relazione Previsionale e Programmatica per il 2009), each dated September 23, 2008 and filed in paper format under cover of Form SE on January 13, 2009.

Ministero dell“Economia e Delle Finanze
2009-2013
Economic and Financial
Planning Document
The
2009-2013
ECONOMIC AND FINANCIAL PLANNING DOCUMENT
is available on-line at
the Internet address listed below:
ww.mef.gov.it
www.dt.tesoro.it

2009-2013
Economic and Financial
Planning Document
Submitted by Prime Minister
Silvio Berlusconi
and
the Minister of the Economy and Finance
Giulio Tremonti
Adopted by the Cabinet on June 18, 2008

2009-2013 Economic and Financial Planning Document
TABLE OF CONTENTS
A PLAN FOR ITALY

I.	Summary

II.	The Economy
II.1	International economic situation and outlook
II.2	Risks
II.3	Italy’s economy: the 2009-2013 scenario
II.4	Recent trend in consumer-price inflation
Box	Consumer-price inflation at regional level

III.	Public Finance
III.1	Public finance: the 2009-2013 scenario at unchanged legislation
III.2	Public finance: the 2009-2013 policy framework
Box	Privatisation
III.3	Public debt
Box	Pensions
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TABLES

Table I.1	Public finance: policy scenario and scenario based on unchanged legislation
Table II.1	International macroeconomic growth
Table II.2	International prices
Table II.3	Value added
Table II.4	Employment
Table II.5	Difference in forecasts for 2008
Table II.6	The macroeconomic framework
Table III.1	General government accounts at unchanged legislation
Table III.2	Difference in forecasts for 2008, 2009, 2010 and 2011 compared to the Combined Report on the Economy and Public Finance (RUEF)
Table III.3	General Government accounts — policy scenario
Table III.4	Public finance indicators: policy scenario and scenario at unchanged legislation
Table III.5	Change in the General Government cyclically-adjusted net borrowing net of one-off measures

FIGURES

Figure II.1	1998-2008 GDP growth
Figure II.2	Contributions to GDP growth
Figure III.1	General government net borrowing and structural balance (1980-2007)
Figure III.2	Primary balance and interest (1980-2007)
Figure III.3	General government net borrowing and debt (1980-2007)
Figure III.4	Stock-flow adjustment (1985-2007)
Figure III.5	BTP-BUND yield differentials over 10- and 30-year maturities
Figure III.6	Government securities yield curve
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A PLAN FOR ITALY
1.	The general interest is not the arithmetic sum of individual interests, nor is it the sum of individual selfish interests and corporatist blocs pitted against each other.

The general interest is something different: it both synthesises and supersedes all of the above.

Serving the general interest is the quintessential task of a government that governs: that listens first and then decides what is right. What is generally right for all people, not for each person considered individually.

If we remain alone, each man for himself -drivers included- we are not going to get anywhere, in fact we risk sliding back.

Together, on the contrary, we can ensure that virtue prevails over vice, we can turn pessimism into optimism, mistrust into trust and get back on a hopeful path towards the future.

This is why we are asking many people to take a small step back — so that we can all take a step forward in the same common direction.

This is all the more necessary today because we cannot meet our growing external challenges if we remain in a state of permanent internal anarchy.

Italians have placed and place their trust in us and we must repay them with certainty.

The certainty that the Government must and can provide is both security ensured by law and order and the rule of law, and security afforded by the order and strength of the social and economic, as well as private and public, elements that make up the country. Without trust and without certainty there is no development and with no development there is no future.

Leaving things as they are, letting them be relying on sheer chance is certainly easier. But this is not what Italians are asking for and not what Italy needs.

We know only too well that ruling the country is not an easy task. But we also know that it must be done and there is no other option. At this extraordinary point in time what is necessary is possible and what is possible is necessary.
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Be that as it may, we can no longer accept increased borrowing and bickering and no growth in the GDP.

It is on this basis and according to this logic that our action plan unfolds.

If the country, if during the parliamentary debate the opposition puts forwards good ideas and alternative proposals for improvement, we shall evaluate them responsibly and, if possible, we shall embrace them without bias, provided we deem them really viable and compatible with the fiscal commitments made by the opposition parties during the previous government.

Our strategy has four key objectives:
a)	Reducing the overall size of Government, thus reversing what has generally been an increasing trend. Spending cuts will be sustainable— they are expected to average 3 per cent of total public expenditure—and will be achieved through adjustments within the State budget, without digging into taxpayers’ pockets and without reducing the provision of services—especially essential ones (see box: Tax equalization);

b)	Making the action of public administration more effective, by redesigning it through a new business plan. All this is based on the key idea that it is not the citizens who serve the State, but the State that serves its citizens. The result will be a slightly smaller State, that is more cost-effective, also thanks to efforts to reduce squandering of resources and to fight corruption (see box: Business Plan for Public Administration);

c)	Cutting red tape and the burden it puts on citizens’ lives, freeing them from the tangle of useless bureaucracy and allowing them to have more time for leisure and work, thereby increasing citizens’ trust in the State (see box: Simplification);

d)	Driving the economy towards development, removing constraints, focusing and leveraging the force of the public sector on key areas for the production of wealth and combining that force with corporate action (see box: Programmes for development).

Government action in this area will mainly include: i) nuclear energy production to reduce our energy-related debt; ii) broadband development in order to modernise the country; iii) a reform of the civil litigation system to eliminate such glaring incivility that is hindering our competitiveness, iv) the deregulation of local public services; v) the development of infrastructure, housing plans as well as research efforts and vi) the establishment of a single steering committee for the management of EU funds that are essential for the South.
In a nutshell: fewer costs, more freedom, more development.
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Time is a key factor in this strategy. In a joint endeavour with Parliament, we must be masters rather than victims of time.

This is why we should put an end to this tradition of never-ending debates over the Budget — to prepare it, to draw it up, to evaluate its impact — that on average have taken 9 out of 12 months in a year.

Conversely, our plan will be brought forward and stabilised before the summer break and will be projected over a three-year period.

Only on this basis of certainty can we build the prerequisites to:
e)	Implement a federal reform of the State structure. This is the only reform that can make the whole apparatus of public administration more transparent, accountable and effective in the future;

f)	Lay sound foundations for the economy. Instead of fighting over a cake which is becoming increasingly smaller, we should aim at evenly distributing a larger GDP.
More specifically, in addition to being an economic development plan, ours is a three-year plan to stabilise public accounts and to equalise taxation (acting on corporate taxes of specific economic sectors) which is structured as follows:

First of all, our fiscal policy has been developed:
g)	In line with the political and legal commitments made by Italy at European level in the last few years;

h)	In line with the political commitments undertaken by our coalition during the electoral campaign that led to our coalition’s victory.
This is how it has been since the meeting of the Council of Minister held in Naples on May 21 last.

And this is how it will be during this whole Government term, through action that will not be developed erratically, but systematically and progressively.

2.	In the first few days of its term the Government adopted two economic-policy measures to support demand and increase labour productivity.

They basically consist in:
a)	Scrapping ICI (property tax) on homes used as main residences, while at the same time providing equivalent and timely funding for municipalities;

b)	Scrapping levies on overtime pay and productivity bonuses on a trial basis.
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Budget funds for these measures have been freed up from an equivalent reduction in non-mandatory items of public expenditure which are not particularly productive. These increases were introduced (i) during the electoral campaign, with the so called ‘Decreto mille proroghe’ and (ii) shortly before the campaign, with the 2008 Budget.

3.	According to the logic of republican responsibility, our Government has the duty to meet the commitments made by Italy at European level.

More specifically, our Government is fully and promptly implementing the commitments made by the Prodi government and reasserted at the meeting of the Eurogroup held in Berlin on 20 April 2007.

Given the goal/constraint of a balanced budget by 2011, which was agreed on for Italy and by Italy at European level, these commitments develop as outlined in the Combined Report on the Economy and Public Finance drawn up by the Prodi government and submitted to Parliament on 18 March 2008, which reads inter alia that: “Overall, fiscal policy will have to find resources for an amount estimated at €20-30 billion over the 2009-2011 period”.

This amount has been increased as a result of the outcome of the ‘due diligence’ exercised by the General Accounting Office (Ragioneria Generale dello Stato) which has revised upwards net borrowing in 2008 to 2.5 per cent of gross domestic product compared to previous forecasts.

As far as this Government is concerned, i.e. the next Budget, this means that:
a)	A substantive part of the Budget is brought forward: legislative measures will be adopted before the summer break that integrate the Economic and Financial Planning Document and flesh it out;

b)	These measures are not based on the traditional separation between planning, with multi-year projections, and implementation, with the latter being limited only to the following year;

c)	Rather, they are based on the entire convergence of planning and implementation, so as to promptly implement the above-mentioned European commitments fully, responsibly, and entirely.
The resulting effect is that the commitments undertaken by Italy with the EU immediately take the form of a comprehensive three-year plan to consolidate our public finance.

A consistent plan at national level to pursue the objectives of a full-term Government and, internationally, budget structures and standards in line with those of other European countries.
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4.	Hence it is clear that:
a)	Even though there is some leeway to levy additional taxes to equalise the so-called “cycle-related earnings” (Einaudi), as well as to reduce excessive and (symbolically negative) reward mechanisms and special terms; and

b)	Given the goal of fighting tax evasion, which can be achieved even more effectively adding fiscal federalism to the provisions and mechanisms that are already in place (see box: Fiscal federalism).

Tax evasion in Italy certainly has historical as well as economic causes — which become clear if one looks at the asymmetry between an economy that is diversified by geographic areas and an almost entirely centralised taxation system;

c)	Considering all of the above observations, and also reasserting that increasing an already exorbitant tax burden would be impossible, unfair and self-defeating;

d)	The result is that the mentioned three-year public finance consolidation plan can and must be implemented mainly by cutting public spending.

Cutting public spending is not merely consistent with the laissez-faire principle of limiting the role of the State in the economy, but also with the above—mentioned Report and with Italy’s EU commitments, which — it bears repeating — we intend to meet and implement really, fully and directly.
5.	Hence there is no question as to: (i) the extent of the programmes needed to stabilise our public finance, in its quite substantial extent as defined and estimated by the Prodi government, to which only the result of the above-mentioned ‘due diligence’ will be added, and (ii) the budget side on which these programmes will mainly be implemented: not the revenue, but the expenditure side.

6.	We do not deny nor do we conceal from ourselves the difficulties and problems involved.

Today the real economy is growing at a rate only slightly above zero.

As to the 2008 public accounts, we find the following observation made by the European Commission: “The projected deterioration of the structural position in 2008 compared to 2007 is clearly not in line with the at least 0.5% of GDP annual reduction that is stipulated in the Stability and Growth Pact and recalled in the Council decision under Article 104”.

We are aware of a present and/or future budget risk, not only on the expenditure side, unless it is rigorously disciplined, but also on the tax revenue side.
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This is a specific risk, which is (will be) caused by both the legal uncertainties already highlighted by the European Commission (concerning the awaited ruling of the Constitutional Court on IRAP and the uncertain funding for the reform of company taxation, etc.) and the substantial problems related to Italy’s poor economic performance.

Given the typical lags in tax collection (production — submission of tax returns -payments) Italy’s poor economic performance will impact tax revenues only at a later stage.
7.	We think we have a cultural and political vision, a vision that is broad and profound enough to see and evaluate what is happening in the global economy, to see and evaluate what changes are occurring and what forces are at work in the world and what will be the impact of the crises that are now affecting Europe and Italy: the food crisis, the energy crisis, and the increasing geopolitical tensions.

As these crises result from huge stocks and flows of wealth moving around the world and are compounded by financial speculations, they almost always have a regressive and erosive impact on Europe and Italy, that can even potentially disrupt our social structure: from hardship and poverty, to youth unemployment to the impoverishment of the middle class up to the widening gap between the North and the South of the country, that has not been bridged by the budget policies that have been implemented over the past ten years.

8.	We know that if the causes of the crisis are global, national solutions will simply not be enough and we know that especially at this point in time and in Europe — not in other countries of the world — governments no longer have the power needed to shape society or to make decisions on major parts of the economy.

However, we also know that — despite these constraints — governments still have the power and the duty to mitigate some distortions that arise in society and to contribute to building the tangibile and intangibile, the institutional and functional platform on which the economy is based.
For these reasons:
a)	We are putting in place all possible tools to ensure social cohesion, starting from mitigating the impact of the rising cost of living and housing mortgages;

b)	However, we also know that only if the economy performs well can the State budget be sound, and being sound, it can also provide a basis for just social programmes.

Specifically, a State budget can be sound and fair if the private sector’s economy performs well, whereas the opposite is difficult.
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This is why along with the three-year plan to consolidate our public finance and equalise taxation we are adopting a far-reaching and comprehensive plan to reduce the size of Government and at the same time develop and boost the economy.
The Prime Minister
The Minister of the Economy and Finance
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TAX EQUALIZATION
While reaffirming our civil and political commitment not to dig into taxpayers’ pockets, the tax equalization effect, accounting for about a third of the budget measures at structural level, will be implemented through:
a)	Adjusting the specific tax base of banks and insurance companies;

b)	Adjusting the specific tax base of some companies operating in the energy sector;

c)	Increasing government mining rights;

d)	Introducing a surcharge on the standard corporate income tax rate (IRES) of 27.5% raising the overall rate to 33%;

e)	Establishing a ‘fund’ for the most disadvantaged groups, to be used for purchasing food and paying bills, to be funded through the above-mentioned items b) and c) and through possible voluntary contributions from entities and individuals providing assistance to the above groups;

f)	Harmonising the tax regimes for cooperatives;

g)	Matching social security and tax data of immigrants to check if it is correct;

h)	Eliminating favourable tax regimes for stock options and the general presumption, thereby reversing the burden of the proof, that Italians residing in tax havens are to be considered Italian citizens by the tax authorities;

i)	Other measures to combat tax evasion.
PUBLIC ADMINISTRATION BUSINESS PLAN
There is ample leeway in public administration to achieve appropriate efficiency and effectiveness standards: any step in that direction is bound to cause a substantial impact in terms of both cutting expenditure and boosting the productivity of the whole system; eventually this will improve the general welfare of citizens.
More specifically, as to current expenditure, where most of ‘bad’ expenditure is concentrated, we believe it is possible to achieve improvements amounting to savings of about 1 percentage point of GDP a year in the 2009-2011 period through the measures outlined in the Business Plan developed by the Ministry of Public Administration and Innovation. Since current expenditure now stands at €680 billion, saving 3 per cent of GDP would amount to €20 billion approximately. The three key words of the already-mentioned public administration reorganisation plan are: meritocracy, innovation, transparency. These are the key words in our approach for the action plan to contain current expenditure, as envisaged by the Business Plan, and aimed at both cutting down on the squandering of resources in administration and increasing the efficiency and productivity in the civil service.
These measures will soon lead to a more efficient and streamlined bureaucracy, that is less burdensome and more citizen- and business-friendly, fairer and more motivated, hence less opaque and less corruptible.
A comprehensive reform of collective bargaining and of the provisions governing the employment relations of civil servants — with a view to introducing mechanisms to acknowledge and reward merit and define the rights and duties of civil servants; envisaging sanctions to be imposed on those who debase them — is the first major step to revamp the civil service, to enhance its credibility and to achieve significant improvements in the quality of the services provided. More specifically, this
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entails starting a new policy rewarding merit, pursuing a strategy that assesses the quality of both the supply of public services and of civil servants, thereby valuing commitment and professionalism. The digital revolution and, more generally, the acceleration of innovation processes within and outside of the administration is the second essential basic principle of our strategy to ensure high quality standards for citizens and businesses.
Finally, transparency and accessibility are the third pillar on which the enhancement of the quality of public administration is based. As a matter of fact, if the machinery of Government is established to meet the needs of citizens and enterprises, a process enabling citizens to be ever more aware of the way in which public administration works can no longer be postponed: it will allow them to interact with it directly to improve its quality and efficiency.
More specifically, as to the contribution to growth from cost-cutting measures, EU estimates show that a 25 per cent reduction in administrative costs would enable Italy to achieve a potential increase of 1.7 per cent of GDP1.
Assuming a trend in the reduction of the administrative burden that by 2012 can achieve the above mentioned 25 per cent cut, its overall potential impact as a proportion of GDP has been estimated at €75 billion approximately.
Impact in terms of GDP growth of a steady-state 25 percent cut in administrative burden

Item	2009	2010	2011	2012 (in force)

% reduction in administrative burden (1)	6.30%	12.50%	18.80%	25.00%
Contribution to GDP growth	0.40%	0.90%	1.30%	1.70%
Growth in GDP value (2)	6,981.55	14,456.54	22,459.35	30,967.94

Source: MEF calculations on ISTAT data.

(1)	A linear trend in the reduction of administrative burden has been assumed.

(2)	Millions.
However, in addition to the economic benefits in terms of productivity and efficiency for Italy’s economy, a more intense and fruitful interaction between citizens, households as well as businesses and a more open and flexible administration is essential to increase the general welfare of citizens through services whose quantity and quality standards can meet the different needs of individuals, entities as well as groups and local authorities.
SIMPLIFICATION
The goal of both regulatory and administrative simplification, which EU as well as national and local institutions have been engaged in for over a decade, is to achieve good performance for citizens, households and firms especially from an economic point of view. In addition to economic benefits there is additional added value, which ought to be a feature of every truly democratic legal system: legal certainty. A variety of tools have been identified for regulatory simplification in Italy: they range from codification to the regulation-cutting mechanism; from the Interministerial Committee

[1]	See European Commission, COM(2007)23 and SEC(2007)84. Impact Assessment. Commission staff working document accompanying the Communication from the Commission to the Council, the European Parliament, the European Economic and Social Committee and the Committee of the Regions. Action Programme for Reducing Administrative Burdens in the European Union. Brussels, 24.1.2007.
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which is the steering committee for simplification activities to a standing forum on simplification, which brings together representatives of local authorities, business and government as well as users and consumers’ associations. These tools must be fully implemented and above all action should be taken on the substance of existing norms, not by simply reducing the number of existing regulations, but also acting on their content and the actual implementation of provisions, so as to ensure simple and effective Government action.
There is a close link between economic development and competitiveness: the former can only stumble along without the latter. Competitiveness in turn can only be fostered by regulatory and administrative simplification. Regulatory simplification therefore is one of the prerequisites for regaining competitiveness and development in our country.
The package accompanying the Government’s measures includes a series of major programmes concerning simplification. It is a comprehensive package that will positively affect the substance of provisions and especially the lives of citizens. It includes the so-called regulation-cutting mechanism (repeal of obsolete legislation or provisions of law that have expired or are ineffective), and the time-saving mechanism (certainty as to the timeframe required to complete the administrative process), measuring and cutting administrative burden as well as the dissolution or reorganisation of Government entities, the simplification of administrative requirements which companies have to comply with (setting up a business in one day) as well as an end to resource squandering related to paper-based records. Action aimed at simplification in employment, health and taxation is also part of this endeavour.
Therefore, what George Bernard Shaw used to say “for every complex problem there is a solution that is simple... and wrong” is not true. This pessimism which reflects a reluctance to accept any kind of change should be countered with Tolstoj’s motto: “there can be no greatness without simplicity”. Simplicity is therefore a means to foster change and to make our country stronger and more competitive.
DEVELOPMENT PROGRAMMES
The Government’s strategy consists of strong action to promote lasting development, through a series of innovative strategies, including:
1)	Focusing the programmes of the Fund for Underdeveloped Areas on key sectors with special reference to: infrastructure — including energy infrastructure, telecommunications networks, transport services, security, environmental protection, waste treatment, business internationalisation;

2)	Reforming civil litigation, including through the introduction of IT communication and notice serving;

3)	Nuclear energy production, through the definition of plant design, authorisation procedures, criteria for the selection of suitable locations for nuclear power plants;

4)	Deregulating local public services with a view to fostering the notion of competition, freedom of settlement and free provision of services as widely as possible;

5)	Support to the development of new-generation communication networks with a view to favouring the rapid development of broadband communication infrastructure;

6)	Strengthening of Districts, favouring the integration of small and medium-sized enterprises, supporting the traditional organisation of districts, increasing tax concessions, as well as
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financial terms and authorization procedures in favour of districts, also allowing free forms of cooperation without any limitations of a local nature;

7)	Granting Universities the right to turn into membership-based Foundations — with the possibility of transferring to the assets of the Foundations any Government property already used by the Universities that have become Foundations;

8)	Innovation funds, to be used for highly innovative business initiatives, through the establishment of the relevant investment funds with the participation of public and private investors and an integrated system of national funds and local networks of funds;

9)	Tax exemptions and concessions to support start-ups;

10)	A housing plan, to increase the residential housing stock with the involvement of public and private capital to be used mainly to build homes for disadvantaged social groups;

11)	Banca del Mezzogiorno (Bank of the South): a new bank is being established partly owned by the State, local authorities and other public entities to support the development of Southern regions.
FISCAL FEDERALISM
Implementation of Article 119 of the Constitution
A draft statutory instrument will be submitted as an additional package of budget measures to be passed by the end of the budget session, with a view to fully implementing Article 119 of the Constitution (fiscal federalism). More specifically, this piece of legislation will govern the equalization of resources for local authorities with fewer tax-raising powers as well as the basic principles of public finance and taxation coordination, setting the regional and local authorities’ shares of the tax revenues attributable to their areas and ensuring their autonomy both on the spending and the revenue side. The implementation of fiscal federalism should not entail any increase in public spending or in the tax burden on citizens. The independent tax-raising powers exerted by regional and local authorities should also ensure the adequacy of taxation to the benefits resulting from the services provided at local level as well as the utmost transparency and efficiency of decisions relating to expenditure and revenues, so as to enhance democratic control by citizens and the accountability of administrators. In addition, rules and prerequisites shall be defined for the provision of additional Government funds and for the special programmes envisaged in Art. 119 of the Constitution. Finally, general principles shall be laid down concerning the property of regional and local authorities, to which part of the Government property can be transferred.
Code of local government and organisation of Rome the capital of Italy
A special draft statutory instrument will define a ‘code of local government’ which shall identify the basic functions of local authorities, pursuant to Article 117, paragraph 2, subparagraph p) of the Constitution. Existing provisions of the consolidated text on local authorities will be brought into line with the new regulatory framework, so as to actually streamline the existing government tiers and, which is equally significant, reduce costs and the number of facilities. In addition, regulations for the organisation of Rome the capital of Italy will be drafted, thereby implementing Article 114, paragraph 3 of the Constitution.
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I. SUMMARY
     During its term of office the Government intends to develop its action according to three main guiding policies: growth, stability and social cohesion.
     The Italian economy is going through a difficult time from a structural and cyclic point of view. The strategy to boost growth will be based on efforts to simplify taxation and reduce other burdens on companies, enhance the quality of products made in Italy, strengthen the country’s infrastructure, improve the performance of the labour market, increase growth in the least developed areas, promote scientific research and technological innovation and modernise public administration. Deregulation, simplification and privatisation plans will be launched to boost economic growth and the development of society as a whole.
     The Government’s fiscal policy will be developed in line with the legal and political commitments made by Italy at European level. More specifically, the Government intends to meet the goal/constraint of a balanced the budget by 2011 set by the previous Government and reasserted at the meeting of the Eurogroup held in Berlin on 20 April 2007.
     The fiscal strategy developed by the Government is innovative both in terms of content and timeframe. For the first time the key elements of the Budget measures will be brought forwards and approved before the summer break and included in a comprehensive three-year plan to consolidate public finance, in line with the budget standards adopted by other European countries. Alongside this Document the Government is also going to adopt a package of legislative measures which will be based on the complete convergence of planning and implementation, thereby overcoming the traditional separation between the two that until now has limited implementation to the first year of the plan only.
TABLE 1.1: PUBLIC FINANCE: POLICY SCENARIO AND SCENARIO BASED ON UNCHANGED LEGISLATION (as % of GDP)

	2007	2008	2009	2010	2011	2012	2013

SCENARIO AT UNCHANGED LEGISLATION
Net borrowing	-1.9	-2.5	-2.6	-2.1	-2.0	-1.9	-1.8

Net cumulative effect (as % of GDP) (1)			0.6	1.1	1.9	1.9	1.9

UPDATED POLICY SCENARIO
Net borrowing	-1.9	-2.5	-2.0	-1.0	-0.1	0.0	0.1
Structural net borrowing (2)	-1.7	-2.3	-1.7	-0.6	0.3	0.2	0.2
Structural change	-1.2	0.6	-0.6	-1.0	-0.9	0.1	0.0
Public debt	104.0	103.9	102.7	100.4	97.2	93.6	90.1

p.m: 2008 POLICY SCENARIO
Net borrowing	-1.9	-2.4	-1.8	-1.0	-0.2
Structural net borrowing (2)	-1.6	-2.2	-1.5	-0.7	0.0
Structural change	-1.2	0.6	-0.7	-0.7	-0.7
Public debt	104.0	103.0	101.5	98.7	95.0

(1)	Inclusive of lower interest expenditure.

(2)	Cyclically adjusted and net of one-off measures.
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     Overall, fiscal policy will have to find resources for an amount slightly above the forecast made in the Combined Report on the Economy and Public Finance — RUEF (about €35 billion) due to a higher deficit resulting from the update of public accounts. This budget correction is necessary if the structural balance as a proportion of GDP is to be reduced by at least 0.5 per cent a year starting from 2009.
     The corrective action will mainly focus on spending, with a view to reducing overspending and containing increasing expenditure through more stable rules, without reducing essential social services.
     Given the already heavy tax burden, targets will be met without levying new taxes, except for some equalisation measures or extraordinary corporate taxes or measures to use a proportion of these revenues for social purposes.
     The goal of fighting tax evasion has also been confirmed: the war on tax evasion can be fought more effectively by adding fiscal federalism to the measures and mechanisms that are already in place.
     Net fiscal measures will be implemented over a three-year period: in 2009 they will amount to about 0.6 per cent of GDP and then increase to about 1.1 per cent of GDP in 2010 reaching about 1.9 per cent in 2011.
     The financial goals set in the past have been basically confirmed: 2008 net borrowing requirements have been set at 2.5 per cent of GDP, then at 2.0 per cent in 2009, at 1.0 per cent in 2010 until the budget is broadly balanced by 2011. The primary surplus will gradually increase reaching 5.0 per cent in 2013.
     Structural adjustment will be resumed as of 2009, ensuring full convergence towards the medium-term objective. Public debt is expected to go down below 100 per cent of GDP in 2011 and then reach 90.1 per cent of GDP in 2013.
     The consolidation of public finance and the simultaneous shift to further fiscal federalism are the key prerequisites to set the stage for a new strategy for far-reaching and comprehensive reform.
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II. THE ECONOMY
II.1 INTERNATIONAL ECONOMIC SITUATION AND OUTLOOK
     The world economy
     The world economy has slowed down in the early months of 2008, especially in the US, as a result of the impact of the financial crisis which started last summer. So far, the weakening of the US economy seems to have been offset by the emerging economies of Asia and Latin America. In the euro area growth continued to exceed its potential, even though leading indicators show moderation in the second quarter and in the second half of the year.
     Uncertainty about the actual extent of the losses suffered by financial markets and the strong increases in the prices of raw materials and food products are the main risk factors for the growth of the world economy in the medium term.
     Since the beginning of the year the euro has appreciated as against the dollar reaching almost 1.60. In addition to reflecting the fundamentals of the European economy, the strengthening of the euro reflects the weakening of the US economy, fears generated by financial markets and — in the past — it also reflected the expectations of a reduction in official rates by the Federal Reserve. Since the end of March the euro has also appreciated against the yen.
     According to the latest estimates made by international forecasters, the world economy will grow by 3.9 per cent this year, i.e. 1.1 per cent less compared to 2007. Also world trade is expected to grow by 6.3 per cent, thus recording a slowdown of 0.8 percentage points compared to 2007. In 2009 the global economy and world trade are forecast to grow at rates in line with those of 2008 (3.9 and 6.6 per cent respectively). In the medium term the above-mentioned international institutions expect a growth of 4.4 per cent and 7.2 per cent respectively.
     United States
     Since August 2007 the effects of the subprime mortgage crisis and of credit instruments in general have been felt most acutely in the US economy. The crisis caused a rapid increase in the mortgage insolvency rates and a subsequent loss in mortgage-linked securities. Demand for financial credit instruments decreased, which led to further losses for banks. Tighter credit, which started in the second half of 2007, and moderate growth in bank loans are set to continue in the next few months. Tighter credit has worsened the slump in house prices which, in turn, favoured the increase in foreclosures. Combined with a weakening of financial wealth, the adjustment of house prices is squeezing overall household wealth, thereby weakening private consumption. In addition, residential investment has been declining for two consecutive years.
     All of these factors has contributed to causing a notable slowdown in GDP growth in the past few quarters. Growth in the first quarter of 2008 (0.9 per cent) was the result of a poor performance of fixed investment, while consumption has been declining for a number of quarters. The US economy has been increasingly driven by exports, thanks to the positive impact of a weaker dollar and still buoyant world demand.
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     In the face of the financial crisis, in addition to cutting policy rates the Federal Reserve promptly adopted a series of measures to improve short-term funding procedures, to inject liquidity into the market and prevent financial institutions such as Bear Stearns going bankrupt. The probability of further interest rate cuts seems to have declined in the past few weeks. The policy orientation might return to neutral or there might even be an increase in rates to allay fears of inflation.
     In 2008 growth is forecast to stand at 1.0 per cent (1.2 per cent less compared to last year) with a positive contribution from net exports. In 2009 GDP is expected to grow at a rate in line with this year’s rate (0.9 per cent). The US economy is expected to recover in the medium term, growing by 2.8 per cent in 2010-2013.
     Euro Area
     The euro area grew by 2.6 per cent in 2007, 0.5 percentage points more compared to the average performance of the three previous years. Despite the strong appreciation of its currency, the economy of the euro area was driven by domestic demand and net exports. Also fixed investment performed well, while private consumption slowed down, especially in the final quarter. However, the labour market was buoyant and the unemployment rate was at its lowest level in the past fifteen years (7.1 per cent in April).
     Data on the first quarter showed still buoyant growth, with industrial production and construction performing rather well. However, business and household confidence has notably deteriorated since the summer of 2007. So far the financial crisis seems to have had a limited impact on the fundamentals of the economy of the euro area which seem to be sound, even though indicators predict moderate economic growth over the next few months. In 2008 growth forecasts show a slowdown of almost 1 percentage point (1.7 per cent) compared to 2007.
     In 2009 GDP is expected to grow by 1.5 per cent. Increase in investment should continue to support economic growth, given the high capacity utilisation rate and the profitability of non-financial firms. Consumption is forecast to strengthen gradually.
     For about a year the European Central Bank has left the monetary policy rate unchanged at 4.0 per cent, even though at its June meeting the possibility of slight increases was mentioned.
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2009-2013 Economic and Financial Planning Document
     Japan
     In 2007 the Japanese economy grew by 2.1 per cent, slightly less compared to 2008 (2.4 per cent). Exports made a significant contribution to growth, thank to buoyant demand from Asian countries which offset moderate trade with the US. Even private investment drove economic expansion, despite falling investment in construction in the second half of the year due to the revision of the Building Standard Law concerning provisions for the construction sector. Private consumption slowed down (1.4 per cent) mainly as a result of the poor performance of nominal wages.
     According to estimates Japan’s economy will grow by 1.5 per cent in 2008 and 1.4 per cent in 2009, 0.7 per cent more slowly than in the previous three-year period. The slowdown in the world economy and the past appreciation of the yen are expected to moderate export growth. However, the recovery in residential consumption is projected to be more significant in 2009 and be a stronger driver for the country’s development. Private consumption growth is anticipated to remain contained because of limited wage increases and expectations of higher inflation.
     Since February 2007 the Bank of Japan has left its discount rate unchanged at 0.5 per cent as deflation has not yet been completely defeated.
     The Asian economies
     The emerging Asian economies continue to grow briskly, despite the overall global slowdown.
     In 2007 China grew by 11.9 per cent thanks to strong domestic demand. The contribution made by exports decreased in the last quarter of the year due to fewer incentives to exports and the slowdown in the United States; the latter was crowded out by the European Union as the main outlet market for national products.
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     Economic expansion is expected to be robust also in 2008 (10 per cent), with a slight slowdown in 2009 (9.5 per cent). Growth in the medium term is expected to be characterised by a further reduction in the contribution from exports, an increase in imports due to growing domestic demand and the risk of higher inflationary pressures.
     India grew by 8.7 per cent in 2007, with a slowdown in several industrial sectors which was offset by good performance in agriculture. Also investment increased by 15 per cent thus contributing to economic expansion, while private consumption grew more moderately.
     In 2008, GDP is expected to grow by 7.8 per cent, 1 percentage point less than in 2007. The slowdown is believed to be due to long-term interest rates that are expected to be higher than in the past, growing producer prices and weaker investment. In 2009 the Indian economy is expected to grow at roughly the same rate.
TABLE II.1: INTERNATIONAL MACROECONOMIC GROWTH (% change)

	2006	2007	2008	2009	2010	2011	2012	2013

GDP Industrialised countries	3.0	2.7	1.7	1.7	2.4	2.6	2.5	2.5
United States	2.9	2.2	1.0	0.9	2.6	2.9	2.9	2.9
Japan	2.4	2.1	1.5	1.4	1.4	1.1	1.0	1.0
EMU	2.7	2.6	1.7	1.5	1.8	1.9	1.8	1.8
France	2.0	1.9	1.7	1.5	1.8	1.7	1.5	1.5
Germany	2.9	2.5	1.8	1.6	1.5	1.4	1.4	1.5
United Kingdom	2.9	3.1	1.7	1.5	2.6	2.9	2.4	2.1
Spain	3.9	3.8	1.6	1.3	3.0	3.6	3.4	3.3
Whole world excluding EMU	5.7	5.5	4.4	4.3	4.9	5.1	5.1	5.1
World	5.1	5.0	3.9	3.9	4.4	4.5	4.5	4.5
World trade	9.4	7.1	6.3	6.6	7.0	7.2	7.2	7.2

Source: MEF calculations on IMF, OECD, EU data.
TABLE II.2: INTERNATIONAL PRICES (% change)

	2006	2007	2008	2009	2010	2011	2012	2013

Oil (Brent FOB $/barrel)	65.1	72.5	118.0	128.0	128.0	128.0	128.0	128.0
Non-energy commodities	16.5	25.7	33.3	0.0	0.0	0.0	0.0	0.0
Manufactured goods	4.8	15.6	3.5	1.5	1.5	1.5	1.5	1.5

Source: MEF calculations on ISTAT data.
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2009-2013 Economic and Financial Planning Document
II.2 RISKS
     Medium-term developments in the world economy are uncertain because of three main risk factors.
     First, the possibility of a more marked slowdown in the US could cause a more significant deceleration in the global economy. At present, the weakening of the US economy is offset by the strength of emerging economies that make a significant contribution to the growth of global GDP. However, a contraction of exports to the US, the flight-to-quality phenomenon in financial markets and a further increase in inflation could cause trouble for the emerging countries.
     Another type of risk comes from the uncertainty on the extent and duration of the financial crisis, even though when turbulence started the monetary authorities adopted extraordinary measures to restore orderly market conditions. The latest available data show that in the last quarter of 2007 and in the first one of 2008, some European and US banks recorded negative performance because of losses and write-downs.
     Finally, oil and food prices could generate considerable risks. In early June the price of oil exceeded $135 a barrel due to a number of factors. On the supply side, the failure to invest in infrastructure affects the low margin of idle capacity. On the demand side, the strong growth of the past few years is to be considered a lasting feature. Lingering geopolitical tensions contribute to keeping oil prices high. All these factors are compounded by financial speculation. Food prices have been rising especially since the beginning of 2008 due to structural factors such as strong demand from the emerging economies and smaller stocks. In addition, increased production of bio-fuels, unfavourable climate conditions and the recent restrictions imposed on exports by some countries have increased the pressure on prices. Hence, there is a risk that inflationary pressure may remain high for longer than expected, thereby eroding real economic growth.
II.3 ITALY’S ECONOMY: THE 2009-2013 SCENARIO
     The Economy in 2008
     Over the past few quarters Italy’s economic growth has weakened gradually. The growth gap with the euro area has not shown any signs of improvement: in 2007 it was approximately 1 percent — the same as in 2006.
     However, compared to the previous quarter, GDP growth in the first quarter of 2008 turned out to be higher than expected. GDP grew by 0.5 per cent compared to the previous quarter and by 0.3 per cent compared to the same period last year. The recovery came after the strong contraction in the last three months of last year (-0.4 per cent compared to the previous quarter).
     First quarter data on growth composition recorded the persistence of a difficult situation on the domestic demand side as against a recovery in exports. Household consumption for both durable and non durable goods decreased for the third consecutive quarter.
     Gross fixed investment contracted slightly compared to the previous quarter (-0.2 per cent) as a result of the drop in the more volatile vehicle segment. Investment in
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construction showed signs of a slowdown, whereas exports picked up compared to the previous quarter (1.4 per cent).
     As to prices, consumer-price inflation continued to increase gradually due to external pressures. The private consumption deflator increased by 3.2 per cent compared to the same quarter of 2007. A look at the various components reveals a slowdown in domestic inflation compared to imported inflation. The GDP deflator rose by 1.5 per cent year-on-year in the first quarter.
     Confidence indicators predict a weakening in the second and third quarters, even though there are some slightly more positive indicators. In April industrial production recorded an unexpected recovery (0.7 per cent compared to the previous month), thus resulting in a positive estimate for the second quarter (0.4 per cent compared to the previous quarter).
     However, in May business confidence recovered, especially in industry and services where the increase was more marked. Also consumer confidence recovered even though its indicator stood at historically low values. In April, business confidence in the construction sector also edged up.
     Based on the performance of the first quarter and the negative carry-over effect from 2007 (equal to -0.2 percentage points) GDP is estimated to grow by 0.5 per cent in 2008.
     International institutions have revised downwards forecasts for this year. In its latest official documents, the International Monetary Fund estimated Italy’s growth at 0.3 per cent for the current year, whereas the European Commission and the OECD estimates put it at 0.5 per cent.
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2009-2013 Economic and Financial Planning Document
     Prospects for the Italian economy and the downward revisions of official growth estimates are mainly affected by developments in the international scenario. Last summer’s financial turbulence caused by the subprime mortgage crisis has had a direct negative impact on the growth of the US and - to a lesser extent — on the EU economy. Oil prices have increased steadily since the second half of 2007, reaching $135 a barrel.
     Recent studies have ruled out the possibility that international financial turbulence may have a notable direct impact on the Italian economy1. However, economy growth is curbed by other negative effects mainly caused by exogenous factors, such as: (i) the strong increases in the prices of oil and non-energy raw materials have pushed up inflation; and (ii) the appreciation of the euro as against the main currencies.
     These factors have hit Italy harder than other countries in the euro area because they have combined with Italy’s low productivity, poor business competitiveness2 and its considerable structural problems.
     In 2008, private consumption is expected to contribute 0.2 percentage points to growth. The contribution from net exports is expected to be positive (0.3 percentage points) even though it would mainly be due to the weakening of domestic demand. Gross fixed investment contribution is expected to be nil.
     Household expenditure is projected to slow down significantly compared to 2007: growth is anticipated to stand at 0.3 per cent. The estimated increase in real disposable income would be softer also as a result of the sharp increase in consumer prices. Consumer credit has already strongly decelerated since the second half of 2007.
     In 2008, investment in machinery and equipment is projected to show negative growth, thus weakening further compared to 2007. The results of a survey of industrial companies and services carried out by the Bank of Italy show that investment plans for 2008 will mainly be implemented by large companies. On the whole, forecasts predict a contraction except for companies with over 200 employees. The results of the survey are also borne out by capacity utilisation, which has been at its lowest levels since the first quarter of 2005.
     Investment in construction is expected to decelerate compared to 2007, putting an end to the long expansionary cycle recorded in this sector over the past ten years. Signs of weakening in residential construction come from the demand rather than the supply side. Mortgage lending has shown a decreasing trend since the second half of 2007. More specifically, in April housing mortgage loans have contracted for the second consecutive month compared to the previous month3. In March the drop was notable — amounting to € 8 billion compared to the previous month. However, production in construction accelerated in the first quarter compared to the fourth quarter of 2007 (3.1 per cent) in line with the results recorded in the euro area, partly attributable to favourable weather conditions.

[1]	See International Monetary Fund, World Economic Outlook (April 2008).

[2]	See also Bank of Italy, 2007 Annual Report, pg. 78.

[3]	Provisional data.
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2009-2013 Economic and Financial Planning Document
     Exports are estimated to ease compared to the 2006-2007 increases (2.1 per cent as against a yearly average growth of 5.6 per cent). The slowdown is linked to the expected softer growth of world trade and the appreciation of the euro vis-à-vis other main currencies, in addition to the expected moderation in domestic demand in Germany, Italy’s main trading partner. Italy’s share of world exports — calculated at current prices — edged up in the first nine months of 2007 compared to the same period of 2006, from 3.5 per cent to 3.7 per cent4.
     Imports increased at a lower rate compared to exports (1.1 per cent) due to the significant slowdown in domestic demand.
     The current account of the balance of payments would still show a deficit of 2.6 per cent of GDP in 2008, showing some deterioration compared to 2007 (2.4 per cent). The trade balance of goods would be in equilibrium and decreasing compared to the previous year. In 2007 the trade balance of goods showed a surplus (0.2 per cent of GDP). The current account balance net of the balance of goods is estimated to stand at 2.5 per cent, which is a slight improvement compared to last year.
     As to the composition of value added, the construction and services sectors are projected to slow down compared to 2007, while industry (excluding construction) is expected to contract.
TABLE II.3: VALUE ADDED

		2006	2007	2008

Agriculture		-1.4	0.0	-2.2
Industry		1.2	1.0	-0.2
Of which	Industry excluding construction	1.2	0.8	-0.3
	Construction	1.5	1.6	0.6
Services		2.1	1.8	1.0
Of which:	Private sector services (1)	2.4	2.2	1.2
	Public sector services (2)	1.3	1.1	0.2
Value added		1.8	1.6	0.5
GDP		1.8	1.5	0.5

(1)	Including retail trade, hotels, transport, communication, credit intermediation, various services to firms and households.

(2)	Including general government, education, health care, other public services and household/domestic services.

[4]	Source: Minister of Foreign Trade, “Scambi con l'estero”, n.l 2008.
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2009-2013 Economic and Financial Planning Document
     According to national accounts data, employment (measured in full-time equivalent) rose by 0.3 per cent in the first quarter compared to the previous quarter and by 1.0 per cent compared to the same quarter of the previous year. Employment in services grew slightly more briskly compared to the previous quarter, while both in industry excluding construction and in construction the number of employed people declined compared to the fourth quarter of 2007.
     On balance, employment is expected to increase at more moderate rates compared to the past two years (0.7 per cent as against a 1.3 per cent average in the 2006-2007 period), but will continue to show high elasticity to GDP.
TABLE II.4: EMPLOYMENT (full-time equivalent, % change)

		2006	2007	2008

Agriculture		1.2	-2.9	0.6
Industry		1.0	1.4	-1.1
Of which:	Industry excluding construction	1.0	0.9	-0.9
	Construction	0.8	2.4	-1.6
Services		2.1	1.1	1.5
Of which:	Private-sector services (1)	2.3	1.5	2.0
	Public sector services (2)	1.6	0.6	0.7
Whole economy		1.7	1.0	0.7
Of which:	Dependent workers	2.1	1.5	1.0

(1)	Including retail trade, hotels, transport, communications, credit intermediation, various services to firms and households.

(2)	Including general government, education, health, other public services, household/domestic services.
     In light of recent developments and assuming labour supply increases in line with the average of the past five years, the unemployment rate is estimated at 5.9 per cent.
     In 2008, unit labour costs are supposed to increase by 3.9 per cent as a result of the renewal of public and private employment contracts that have expired. Along with a slightly negative growth in productivity, unit labour cost is expected to rise significantly more than in 2007 (4.1 per cent as against 1.5 per cent).
     Domestic inflation measured by the GDP deflator will presumably remain sustained (2.9 per cent). The consumption deflator is expected to record rates exceeding 3.0 per cent also due to external pressures caused by raw material price hikes.
     Macroeconomic forecasts for 2008 have been revised downwards significantly as against the forecasts made in the Economic and Financial Planning Document (DPEF5) of last year and by a tenth of a point compared to the Combined Report on the Economy and Public Finance (RUEF) published in March.
     The downward revision of the estimates for 2008 is mainly the result of developments in the international scenario. In the 2008-2011 Economic and Financial Planning Document the price of oil was assumed at $65 a barrel for the year 2008, but it

[5]	Current estimates and those in last year’s Economic and Financial Planning Document cannot be compared directly as different historical series have been used. Current estimates take into account the extraordinary revision of national accounts made by Italy’s National Statistical Office (ISTAT) last March.
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2009-2013 Economic and Financial Planning Document
has now reached $118 a barrel. World trade was expected to gradually recover compared to 2007, while current forecasts predict a slowdown from 7.1 in 2007 to 6.3 per cent in 2008. The euro appreciated more than expected vis-à-vis other main currencies: the exchange rate versus the US dollar was presumed to stand at 1.34 per cent, whereas it is assumed at 1.54 in current forecasts. The 2008 expected slowdown is also the result of lower-than-expected GDP expansion in 2007, especially in the fourth quarter.
     In line with the cyclical slowdown, also employment is forecast to decelerate this year. The employment rate is actually expected to remain below last year’s estimates6. As for prices, forecasts of consumer-price inflation have been pushed up by raw material price hikes.
TABLE II.5. DIFFERENCE IN FORECASTS FOR 2008

	2008-2011 DPEF	2009-2013 DPEF

Growth rate of real GDP	1.9	0.5
Inflation rate (1)	1.7	3.4
Interest rate on 12-month BOTs (2)	4.55	4.31
Employment growth rate (full-time equivalent)	0.8	0.7
Unemployment rate (as % of the workforce)	6.2	5.9
Employment rate (specific rate 15-64 age group)	59.7	59.2

(1)	Planned rate for 2008-2011 DPEF; estimated (FOI index, net of tobacco products) rate for the 2009-2013 DPEF.

(2)	End of year. For the 2009-2013 DPEF, data gathered at the end of May 2008.
     Regional trends
     In the last few years the Italian economy has grown less than the European average. Since 2000 the gap vis-à-vis EU-15 has been about 1 percentage point a year.
     In addition to an overall growth rate below the European average, the divide in economic development amongst the various areas of the country has persisted. The significant moderation in GDP growth at national level since 2000 has hit the South hardest as from 2002. The gaps between the Northern and Central areas and the South are wide in terms of per-capita income and employment rates; potential growth in the South is also hampered by poorer infrastructure and the low quality of public services provided to citizens and firms. However, there have been economic improvements — albeit limited — also in the South, shown by significant increases in the number of employees recorded in certain areas and a recovery in the export flow over the past three years, even excluding oil products.

[6]	The unemployment rate takes into account the update of the working-age population for 2007. Compared to the previous DPEF, there is now an increase in the working-age population of 0.6 per cent as against zero growth for 2007 assumed in the previous document.
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2009-2013 Economic and Financial Planning Document
     In the South, the new weakening of last year’s already modest recovery has led to lower growth compared to the Centre and the North for the fifth consecutive year, which has widened the gap between the two areas even further.
     The rate of growth has actually been higher in Northern and Central Italy than in the South also in 2007, with GDP growth at 1.6 and 0.9 respectively. More specifically, within the North and Centre regions, growth has been higher in the North-East (1.8 per cent), somewhat smaller in Central Italy (1.7 per cent), whereas GDP growth in the North West was the same as the national average (1.5 per cent).
     The latest cyclical trends in Northern and Central Italy during the early months of 2008 seem to confirm the positive export trends, while only the latest May data show modest improvements in business and consumer confidence. While the positive export trend in the South continued in the early months of 2008, consumer demand remained weak, also because of a weak labour market and uncertain tourism growth. Signs of greater confidence seem to be coming from more recent business and consumer surveys.
     The economy in 2009 and in the following years
     According to the latest projections, the growth rate of GDP is expected to be 0.9 per cent in 2009. Domestic demand is anticipated to make a contribution of 0.8 percentage points (0.2 per cent of which accounted for by investment and 0.5 per cent attributable to household expenditure). Net exports are forecast to make a slightly positive contribution.
     In the following four-year period, the annual growth rate of GDP is expected to stand slightly below 1.5 per cent. At the end of the period considered, net exports are expected to turn slightly negative as a result of the expected recovery of domestic demand.
     Household consumption is expected to grow by 0.9 per cent, thus edging up compared to the previous year. Household expenditure is forecast to reflect the positive evolution of real disposable income resulting from the expected deceleration of consumer-price inflation. In the following years household consumption is projected to increase by 1.5 per cent on average.
     Investment in equipment and machinery, spurred by better demand prospects, is forecast to increase by 1.0 per cent as against the contraction that was estimated for 2008. In the medium term, given the new buoyancy of exports and international trade, investment in equipment and machinery is expected to increase at rates of over 2.0 per cent on average.
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2009-2013 Economic and Financial Planning Document
     Investment in construction is forecast to slow down over the whole period, due to the end of the current residential construction cycle.
     Next year, growth in export volume is expected to be smaller than that of world trade. However, export firms will gradually regain their competitiveness in the following period, with moderate increases in export prices (2.0 per cent at the end of the period). Imports are expected to show a high elasticity to GDP.
     Compared to 2008 the trade deficit is forecast to decrease by 0.6 percentage points and to account for 2.0 per cent of GDP due to terms of trade improvements. Assuming the other items of the balance of payments will perform in line with the latest trends, the current account deficit is forecast to gradually decline to 1.2 per cent of GDP at the end of the period.
     As to value added, industry excluding construction is forecast to increase by 0.5 per cent compared to 2008. The construction and services sectors are expected to grow at rates in line with last year’s. Against a backdrop of moderate productivity increases, employment growth, in full time equivalent terms, is forecast at 0.5 per cent. Among the various economic sectors, private-sector services are expected to record the highest increases, even though it will slow down compared to 2008.
     After 2008, employment is forecast to grow by 0.6-0.7 per cent a year on average. The unemployment rate is predicted to gradually decrease from 5.8 per cent in 2009 to 5.4 per cent in 2013.
     Estimates for the public sector assuming no changes are made to the existing legislation show wages per employee growing by less than 2 per cent compared to 2008. Together with a small increase in productivity, unit labour cost is expected to increase by 1.3 per cent, slowing down notably compared to the previous year.
     In the medium term the moderate increase in nominal wages, equal to 2.0 per cent approximately, is expected to mitigate the forecast increase in unit labour cost and domestic inflation. In line with moderate external inflationary pressure, inflation as measured by the private consumption deflator is forecast to hover slightly below 2.0 per cent on average.
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2009-2013 Economic and Financial Planning Document
TABLE II.6. THE MACROECONOMIC FRAMEWORK

	2006	2007	2008	2009	2010	2011	2012	2013

EXTERNAL VARIABLES
International trade	9.4	7.1	6.3	6.6	7.0	7.2	7.2	7.2
Oil price (Brent FOB $/barrel)	65.1	72.5	118.0	128.0	128.0	128.0	128.0	128
Euro/dollar exchange rate	1.255	1.371	1.545	1.558	1.558	1.558	1.558	1.558

ITALY MACRO (VOLUMES)
GDP	1.8	1.5	0.5	0.9	1.2	1.3	1.5	1.5
Imports	5.9	4.4	1.1	3.0	3.8	4.4	4.5	4.7
Final Domestic consumption	1.0	1.4	0.4	0.8	1.1	1.3	1.4	1.5
- Resident household expenditure	1.1	1.4	0.3	0.9	1.2	1.4	1.6	1.7
General government and NPISH expenditure	0.9	1.3	0.7	0.5	0.7	1.0	1.0	1.0
Gross fixed investment	2.5	1.2	0.1	0.8	1.2	1.5	1.9	2.0
- Machinery. equipment and other items	3.5	0.2	-0.5	1.0	1.5	2.0	2.7	2.9
- Construction	1.5	2.2	0.8	0.7	0.8	1.0	1.0	1.0
Exports	6.2	5.0	2.1	3.5	4.1	4.3	4.4	4.5
p.m. Current balance of the balance of payments as % of GDP	-2.6	-2.4	-2.6	-2.0	-1.6	-1.4	-1.3	-1.2

CONTRIBUTIONS TO GDP GROWTH (1)
Net exports	0.1	0.1	0.3	0.1	0.1	0.0	0.0	-0.1
Stocks	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Domestic demand net of inventories	1.3	1.4	0.3	0.8	1.1	1.3	1.5	1.6

PRICES
Imports deflator	7.6	2.3	6.4	2.2	1.9	1.9	1.8	1.8
Exports deflator	4.5	3.6	4.3	3.3	2.6	2.1	2.0	2.0
GDP deflator	1.7	2.3	2.9	2.1	2.0	1.8	1.7	1.7
Nominal GDP	3.6	3.8	3.5	3.0	3.2	3.1	3.3	3.3
Consumption deflator	2.7	2.2	3.4	2.1	1.9	1.8	1.7	1.7
Inflation (planned)	1.7	2.0	1.7	1.5	1.5	1.5	1.5	1.5

EMPLOYMENT
Labour cost	2.5	1.9	3.9	1.7	2.2	2.1	2.1	2.1
Productivity (measured as % of GDP)	0.1	0.5	-0.2	0.4	0.6	0.7	0.8	0.9
ULC (measured as % of GDP)	2.3	1.5	4.1	1.3	1.6	1.4	1.2	1.2
Employmnent (FTE)	1.7	1.0	0.7	0.5	0.6	0.6	0.7	0.7
Unemployment rate	6.8	6.1	5.9	5.8	5.7	5.6	5.5	5.4
Employment rate (15-64 age group)	58.4	58.7	59.2	59.6	60.0	60.5	61.2	62.0

p.m. nominal GDP (absolute value in Ml)	1,479,981	1,535,541	1,588,803	1,637,199	1,689,202	1,742,139	1,799,075	1,858,870

(1)	Figures may not add up due to rounding.
II.4 RECENT TREND IN CONSUMER-PRICE INFLATION
     At the end of 2007 the average inflation rate was not very high (1.8 per cent) and lower than in 2006 (2.1 per cent), thanks to overall moderation in the early months of the year. Following the abatement that started at the end of 2006, the slowdown recorded in the first six months was mainly due to the temporary drop in oil prices in international markets. Conversely, in the second half of the year there were tensions resulting from food and energy prices, whose hikes caused a 1 percentage point increase (from 1.5 in May to 2.6 per cent in December 2007) in the year-on-year rate of consumer prices.
Ministero dell’Economia e delle Finanze

2009-2013 Economic and Financial Planning Document
     The other components in the consumer-price index increased moderately. The tariff component, excluding energy products, recorded an average growth of 1.4 per cent in 2007 (1.6 per cent in 2006), which was caused by the hefty increase in rail fares (7.1 per cent compared to 0.2 per cent in 2006, as tariffs had basically remained unchanged since 2003) and local tariffs, partially offset by a reduction in energy prices and in drugs supplied free of charge by the National Health Service (estimated at -7.7 per cent in 2007 compared to -4.4 per cent in 2006). Also the prices of private-sector services on average increased more slowly (2.5 as against 2.7 per cent in 2006), mainly due to insurance services (1.5 compared to 2.3 in 2006) and mobile telephony services (-12.0 per cent due to scrapping of recharging fees on pre-paid cards as against no changes in 2006).
     The acceleration of inflation at the end of 2007 mainly affected the carry-over effect for 2008 (1.3 per cent) rather than the yearly average. Consumer-price inflation then increased more markedly in the early months of 2008, at a rate which reached 3.6 per cent in May, the highest rate since 1996. Imported inflation for 2008 reached 3.0 per cent. The underlying reasons lie in continuing upward pressure in oil and food prices. However, rising prices have now started to affect all components. They are no longer limited to those sub-sectors which tend to be affected by international price increases because of their greater reliance on raw materials. This means that the indirect impact of food and oil prices has begun to take its toll.
     Baseline inflation (NIC — the main domestic index excluding fresh food and energy) went up from 2.2 per cent in December to 2.6 per cent in May, which confirms the rising price trend in processed food and the indirect impact on other components (an acceleration was recorded for example in electric appliances and household services, which reflect the rising prices of oil and some metals). In the first half of 2008, tariffs (net of energy) continued to make a moderate contribution to the yearly growth of consumer prices (0.2 percentage points), showing a growth trend similar to that of 2007, mainly characterised by increases in local tariffs. The yearly contribution from private-sector services can be estimated at 1 percentage point (similar to that of regulated energy prices). However, inflation increased from 2.2 per cent in December 2007 to 2.8 per cent in May.
     Considering that food prices are forecast to continue to rise (also given the increases which are now affecting packaged products) and that no trend reversal is expected in the price of oil, inflation in 2008 is forecast at 3.4 per cent. Forecasts of a moderation in consumer inflation in the second half of the year, both in food and energy prices, should bring the inflation rate down to 2.9 per cent in December compared to the same month of 2007.
     The surge in inflation which has hit the Italian economy since the end of 2007 has affected all other countries in the Euro Area. In the early months of 2007, HICP inflation in Italy was in line with the Euro-Area average and somewhat lower in the second half of the year, also due to the more gradual mechanism through which oil price increases feed through into regulated energy prices.
Ministero dell’Economia e delle Finanze

2009-2013 Economic and Financial Planning Document
     Inflation convergence recorded on average in 2007 is the result of a variety of factors. The increase in VAT in Germany definitely played a major role in pushing inflation up in the Euro Area, whereas in Italy some components that used to show much higher growth compared to the Euro Area (such as insurance and other financial services) recorded a slowdown. After accelerating in April (3.6 per cent in Italy, as against a 3.3 per cent average in the Euro Area), the rate of inflation in May is now the same (3.7 per cent both in Italy and in the Euro Area). These trends are based on different increases in the various aggregates. Prices in Italy tend to increase more in sectors such as the garment industry, furniture and other goods and services. Conversely, food, health-care services (due to the drop in the prices of drugs), education and catering recorded lower price increases compared to the Euro-Area average. Prices in the communications sector increased more than the Euro-Area average (as a catch up from more marked drops recorded in other countries in the past few years). Price changes in sectors such as housing and transport were basically similar to those recorded for the same month of the previous year.
     As to planned inflation, it is considered to be appropriate to confirm the forecast rates of 1.7 per cent for 2008 and 1.5 per cent for the following years.
     In addition to a commitment not to exceed the planned inflation rate where possible, the agreements between the Government and social partners — which introduced the mechanism of planned inflation — envisaged that pay raises should not match inflation due to increases in the prices of imported inputs. Their impact is actually a net impoverishment for the whole country, not just for some. In the macroeconomic outlook presented in this Economic and Financial Planning Document, a worsening of the terms of trade is forecast for 2008, mainly due to oil and raw-material price increases. Imported inflation therefore plays a particularly important role in 2008, in which expectations of rising inflation will be mainly due to exogenous phenomena, such as increases in the prices of energy products and their impact on food prices. Price increases based on the FOI index net of imported inflation are expected to remain below the increase of the non-adjusted index, even though above the planned inflation rate for 2008, currently at 1.7 per cent. However, the fact that the phenomenon is caused by imported inflation and the repeated calls by the European Central Bank not to generate second-round effects fuelling wage increases suggest that the planned inflation rate for 2008 should remain unchanged at 1.7 per cent. At the same time, the government has adopted equalization measures to mitigate the adverse effect on lower incomes.
Ministero dell’Economia e delle Finanze

2009-2013 Economic and Financial Planning Document
CONSUMER-PRICE INFLATION AT REGIONAL LEVEL
The rapid acceleration of consumer prices in Italy at the end of 2007 and in the early months of 2008 occurred in all regions but at varying degrees of intensity. Inflation differentials between regions and the national average were relatively big in 2007 showing an increasing trend in the first five months of 2008. In Central and North-Western Italy inflation was equal to the national average in 2007 (1.8 per cent). Conversely, in the first five months of 2008, the two above-mentioned areas had an inflation rate of 3.0 per cent, 0.2 percentage points below the national average. In the North-East, as in Central and North-Western Italy, the inflation differential was 0.1 percentage points below the national average, as in 2007. In the South and in Sicily and Sardinia, inflation in 2007 grew more than the national average — by 0.3 and 0.6 percent respectively, while in the first five months of 2008 the differential went down to zero in the South while it decreased to 0.2 percentage points in Sicily and Sardinia. The regions with the highest rates of inflation are all in the South or in Sicily and Sardinia.
Ministero dell’Economia e delle Finanze

2009-2013 Economic and Financial Planning Document
III. PUBLIC FINANCE
III.1	PUBLIC FINANCE: THE 2009-2013 SCENARIO AT UNCHANGED LEGISLATION
     A historical overview of budget balances (1980-2007)
     In the past two decades, public finance in Italy has significantly improved. Since the start of the new millennium, consolidation has been hampered by new difficulties, mainly due to the worsening macroeconomic scenario.
     Net borrowing as a percentage of GDP — after reaching 12.4 per cent in 1985 started to decline until it reached a historic low (0.8 per cent) in the year 20001. Then the deficit started to grow again reaching 3.4 per cent in 20062 and then decreased to 1.9 per cent of GDP in 20073.
     The cyclically adjusted budget balance net of temporary and one-off measures4, basically showed a trend similar to that of net borrowing and in 2007 it was 1.6 per cent of GDP. On average it remained constantly higher than the actual deficit.

[1]	The 2000 balance includes the extraordinary income from the sale of UMTS licences amounting to 1.2 per cent of GDP.

[2]	The 2006 balance includes some outlays due to extraordinary expenditure, i.e. the writing off of Government receivables from TAV (the high-speed-train company) as a result of its taking over of the ISPA debt and the retrocession to the securitization company of social-security contributions receivables of agricultural workers for an overall amount equal to 0.9 per cent.

[3]	The 2007 balance includes the computation of transfers to concessionaires of the collection amounting to 0.3 per cent of GDP following the abolition of the requirement to advance the sum.

[4]	The cyclically adjusted budget balance net of temporary and one-off measures is the baseline aggregate used by the UE institutions for calculations in view of achieving a balanced budget in the medium term.

Data on the structural balance is available as from 1989.
Ministero dell’Economia e delle Finanze

2009-2013 Economic and Financial Planning Document
     The primary balance5 improved gradually from -5.8 per cent in 1981 to peak at 6.6 per cent in 1997. As of 1998 the primary surplus started to decline until it almost reached zero in 2005. In 2007, Italy was once again running a primary surplus of 3.1 per cent of GDP.
     The structural primary balance6 was generally smaller than the actual primary balance. More specifically, in the 2000-2001 period, the gap grew wider mainly as a result of a high cyclical component and substantial one-off measures adopted in the following years. As of 2005 the two balances have shown much more similar trends.
     The positive trend in the primary balance has been accompanied by consistently smaller increases in debt servicing, which declined from 12.7 per cent of 1993 to a historic low of 4.6 per cent in 2005. It subsequently increased to 5.0 per cent in 2007.
     Due to different patterns of increase, the spread between the primary surplus and debt servicing, which declined steadily since 1982, started to increase again between 2001 and 2005 to then decline again in the following two-year period (-1.9 per cent in 2007).
     In the period considered both revenues and expenditure increased as a percentage of GDP. The improvement in the budget balance was mainly the result of the annual average percentage increase in revenues, which was higher than both expenditure and annual nominal GDP growth rates.
     Total revenues as a percentage of GDP increased from 34.4 per cent in 1980 to 47.2 per cent in 2007, after reaching a peak of 47.7 per cent in 1997 and decreasing to

[5]	The primary balance is a particularly useful indicator for assessing the sustainability of public finance. In a zero-growth scenario the sustainability of public finance requires the primary surplus to at least service the debt.

[6]	Net of temporary and one-off measures. Data available as of 1990.
Ministero dell’Economia e delle Finanze

2009-2013 Economic and Financial Planning Document
44.2 per cent in 2005. Current revenues showed a similar trend, from 34.2 per cent in 1980 to 46.9 per cent in 2007. Larger revenues led to a progressively increasing fiscal burden (especially in terms of taxes) which reached 43.3 per cent in 2007.
     Expenditure as a proportion of GDP increased from 41.4 per cent in 1980 to 49.1 per cent in 2007. Since 1980 expenditure grew constantly until it reached 56.6 per cent in 1993. In 1994 a trend reversal began which lasted until 2000 when a historic low of 46.2 per cent was reached. Since 2001, total expenditure as a percentage of GDP continued to increase reaching 49.3 per cent in 2006.
     Current expenditure showed a similar trend going from 36.9 per cent in 1980 to 44.6 per cent in 2007, reaching a peak of 52.5 per cent in 1993, to decline gradually in later years. Primary current expenditure as a proportion of GDP grew from 32.5 per cent in 1980 to 39.6 per cent in 2007. After reaching 39.8 per cent in 1993 it went down to 36.7 per cent in 1995, and started growing again in later years until it peaked at 41.0 per cent in 2005.
     An analysis of increases in public debt over the 1980-2007 period shows a clear-cut watershed in 1994. During an initial stage, from 1980 to 1994, the debt-to-GDP ratio increased constantly, from 56.9 per cent to 121.8 per cent. Starting from 1995 the ratio began to decrease until it reached 103.8 per cent in 2004. In the following two-year period Italy’s debt started growing again, and then dropped to 104.0 per cent of GDP in 2007.
Ministero dell’Economia e delle Finanze

2009-2013 Economic and Financial Planning Document
     The debt and deficit trends can also be assessed by looking at the stock-flow adjustment (SFA) trend7. SFA trends have been erratic in time. After reaching a peak in the 1992-1994 period (3.4 per cent in 1993), the trend levelled off at an absolute rate (positive or negative) which was never higher than 2 percentage points of GDP, except in 2002. More specifically, starting from 2004, the absolute value of SFA decreased further to less than one percentage point of GDP, thus bringing the deficit trend and the annual variation in public debt more into line.
     Despite notable progress over the years, the consolidation of Italy’s budget is still far from complete.
     Moreover, a great deal of measures have been adopted on the revenue side in the recent past. A high tax burden, poor cost-effectiveness and a high debt-to-GDP ratio have gradually eroded the dynamism of Italy’s economy.

[7]	The stock-flow adjustment is the difference (in absolute terms or as a ratio to GDP) between the annual change in the debt stock and the annual deficit. SFA is positive or negative depending on whether the annual change in the debt is higher or lower than the annual deficit.
Ministero dell’Economia e delle Finanze

2009-2013 Economic and Financial Planning Document
     Public finance in 2008
     The public finance scenario outlined by the previous Government in the Economic and Financial Planning Document of last year set the net borrowing and primary surplus objectives for 2008 at 2.2 per cent and 2.7 percent of GDP respectively assuming a 1.9 per cent rate of economic growth. The Document also envisaged the goal of balancing the budget by 2011, implying further budget measures in the 2009-2011 period. At the same time it identified a series of commitments and initiatives, non yet envisaged by the existing legislation, to ensure the regular carrying out of Government activities.
     In September, the Forecasting and Planning Report and the Update Note to the Economic and Financial Planning Document revised downwards borrowing based on unchanged legislation, even though implying a decrease in the growth estimates of four tenths of a point. A 2.2 per cent of GDP net borrowing target meant that resources amounting to €11 billion approximately were needed to fulfil the commitments undertaken and implement the new programmes that had been announced.
     The Update to the Stability Programme confirmed the growth estimates and the public finance objectives.
     Despite a better performance in 2007 the March Combined Report on the Economy and Public Finance revised net borrowing and primary surplus forecasts to 2.4 per cent and to 2.6 per cent of GDP respectively. The new forecasts took into account the changed growth prospects (1 percentage point lower than expected), changes in the regulatory framework as against the budget measures submitted in September and the postponement of some Government programmes to 2008.
     The worsening balance mainly resulted from a downward revision of current revenues, caused by lower tax revenues as a result of Italy’s worsening economic situation and lower social security contributions, due to a methodological change introduced by ISTAT. On balance, estimates of expenditure contained a modest upward revision, as a net effect of higher capital expenditure, mainly due to the postponement of some expenditure programmes envisaged in Decree Law No. 159/2007 and a heavier burden resulting from the ‘milleproroghe’ decree as well as higher interest expenditure, partly offset by lower current primary expenditure.
     At the end of the assessment process of the Stability Programme in May, the Ecofin Council, following the Commission’s recommendation, repealed the excessive deficit procedure against Italy, while at the same time urging the government to continue on the path of fiscal consolidation after identifying a number of risk factors for the current year.
     When the new Government was sworn in, due diligence of the public accounts for 2008 was performed to reflect the new macroeconomic scenario and the latest developments on the revenue and expenditure side.
Ministero dell’Economia e delle Finanze

2009-2013 Economic and Financial Planning Document
TABLE III.1: GENERAL GOVERNMENT ACCOUNTS AT UNCHANGED LEGISLATION (MI)

	2007	2008	2009	2010	2011	2012	2013

EXPENDITURE
Employee compensation	164,645	175,103	175,046	178,001	180,977	184,276	187,351
Intermediate consumption	121,460	127,304	131,485	135,141	140,261	145,800	150,192
Welfare benefits	265,284	278,340	286,270	296,340	306,910	317,030	329,360
Of which Pension benefits	214,991	223,810	232,490	240,880	248,900	257,360	267,150
Other welfare benefits	50,293	54,530	53,780	55,460	58,010	59,670	62,210
Other current expenditure net of interest payment	56,817	58,398	60,398	60,915	62,090	62,992	63,584
Total current expenditure excluding debt service	608,206	639,145	653,199	670,397	690,238	710,098	730,487
(as % of GDP)	39.6	40.2	39.9	39.7	39.6	39.5	39.3

Interest	76,726	79,802	83,097	85,915	88,656	92,385	95,414
(as % of GDP)	5.0	5.0	5.1	5.1	5.1	5.1	5.1

Total current expenditure	684.932	718.947	736,296	756,312	778,894	802,483	825,901
Of which Health expenditure	102,290	110,626	111,592	116,007	120,656	125,156	129,916

Total capital expenditure	68,493	63,658	67,025	66,834	67,857	68,290	68,498
Of which: Gross fixed investment	36,134	37,482	39,126	39,534	40,166	40,779	41,138
Capital account contributions	24,769	23,690	24,818	23,781	24,879	24,570	24,608
Other transfers	7,590	2,486	3,081	3,519	2,812	2,941	2,752

Total final expenditure excluding debt service	676,699	702,803	720,224	737,231	758,095	778,388	798,985
Total final expenditure	753,425	782,605	803,321	823,146	846,751	870,773	894,399

REVENUES
Total tax revenues	459,888	465,814	476,703	495,369	511,263	528,236	545,027
Of which : Direct taxes	233,660	242,690	245,537	258,744	268,935	279,584	289,485
Indirect taxes	225,928	222,892	230,934	236,393	242,096	248,420	255,310
Capital account taxes	300	232	232	232	232	232	232

Social contributions	204,772	214,941	221,236	227,765	234,547	240,545	247,400
Of which: Actual contributions	200,911	210,943	217,192	223,653	230,362	236,290	243,075
Imputed contributions	3,861	3,998	4,044	4,112	4,185	4,255	4,325
Other current revenues	55,272	56,872	57,917	59,319	60,746	62,302	63,745
Total current revenues	719,632	737,395	755,624	782,221	806,324	830,851	855,940

Capital account non-tax revenues	4,314	5,349	4,685	5,712	5,743	5,286	5,325

Total final revenues	724,246	742,976	760,541	788,165	812,299	836,369	861,497
p.m. Tax burden	43.3	42.8	42.6	42.8	42.8	42.7	42.6

BALANCES
Primary balance	47,547	40,173	40,317	50,934	54,204	57,981	62,512
(as % of GDP)	3.1	2.5	2.5	3.0	3.1	3.2	3.4
Current account balance	34,700	18,448	19,328	25,909	27,430	28,368	30,039
(as % of GDP)	2.3	1.2	1.2	1.5	1.6	1.6	1.6
Net borrowing	-29,179	-39,629	-42,781	-34,981	-34,452	-34,404	-32,902
(as % of GDP)	-1.9	-2.5	-2.6	-2.1	-2.0	-1.9	-1.8

Nominal GDP	1,535.541	1,588,803	1,637,199	1,689,202	1,742,139	1,799,075	1,858,870

     The new estimates also take into account the impact of the new measures the Government adopted at the start of its term to support demand and boost productivity8.

[8]	The Decree Law No. 93/ 2008 on ‘Urgent provisions to protect household purchasing power envisaged scrapping ICI (property tax) on homes used as primary residences as of 2008 (loss of yearly revenue amounting to 1,700 million), scrapping taxes on overtime in the private sector on a trial basis for the period starting 1 July 2008 and ending on 31 December 2008 (loss of revenue of 650 million approximately) and outlining new ways to renegotiate mortgage loans taken out for the purchase and renovation of primary residences.
Ministero dell’Economia e delle Finanze

2009-2013 Economic and Financial Planning Document
     These measures, which will reduce the tax burden this year, are offset by equivalent spending cuts; therefore the balance will remain unchanged with a shift in aggregates.
     The revision of public finance balances based on unchanged legislation entails an upward adjustment of the deficit-to-GDP ratio to 2.5 per cent — a ratio somewhat higher than the forecast made in the Combined Report on the Economy and Public Finance.
TABLE III.2: DIFFERENCE IN FORECASTS FOR 2008, 2009, 2010 AND 2011 COMPARED TO THE COMBINED REPORT ON THE ECONOMY AND FINANCE)

	2007	2008		2009		2010		2011
	Results	RUEF	DPEF	RUEF	DPEF	RUEF	DPEF	RUEF	DPEF

EXPENDITURE
Employee compensation	164,645	175,050	175,103	174,931	175,046	177,901	178,001	180,877	180,977
Intermediate consumption	121,460	127,744	127,304	131,645	131,485	136,077	135,141	141,226	140,261
Welfare benefits	265,284	278,340	278,340	284,570	286,270	294,640	296,340	305,210	306,910
Of which: Pension benefits	214,991		223,810		232,490		240,880		248,900
Other welfare benefits	50,293		54,530		53,780		55,460		58,010
Other current expenditure net of interest payment	56,817	58,645	58,398	59,554	60,398	62,483	60,915	63,118	62,090
Total current expenditure excluding debt service	608,206	639,779	639,145	650,700	653,199	671,101	670,397	690,431	690,238
(as % of GDP)	39.6	40.2	40.2	39.6	39.9	39.5	39.7	39.2	39.6

Interest	76,726	79,307	79,802	80,981	83,097	82,489	85,915	84,803	88,656
((as % of GDP)	5.0	5.0	5.0	4.9	5.1	4.9	5.1	4.8	5.1
Total current expenditure	684,932	719,086	718,947	731,681	736,296	753,590	756,312	775,234	778,894
Of which: Heath expenditure	102,290		110,626		111,592		116,007		120,656

Total capital expenditure	68,493	66,095	63,658	70,751	67,025	70,303	66,834	71,396	67,857
Of which: Gross fixed investment	36,134	39,277	37,482	41,256	39,126	41,595	39,534	42,225	40,166
Capital account contributions	24,769	24,632	23,690	26,414	24,818	25,189	23,781	26,359	24,879
Other transfers	7,590	2,186	2,486	3,081	3,081	3,519	3,519	2,812	2,812

Total final expenditure excluding debt service	676,699	705,874	702,803	721,451	720,224	741,404	737,231	761,827	758,095
Total final expenditure	753,425	785,181	782,605	802,432	803,321	823,893	823,146	846,630	846,751

REVENUES
Total tax revenues	459,888	470,810	465,814	484,004	476,703	503,636	495,369	521,389	511,263
Of which: Direct taxes	233,660	241,102	242,690	245,846	245,537	258,842	258,744	269,752	268,935
Indirect taxes	225,928	229,476	222,892	237,926	230,934	244,562	236,393	251,405	242,096
Capital account taxes	300	232	232	232	232	232	232	232	232
Social contributions	204,772	214,141	214,941	220,450	221,236	226,833	227,765	233,790	234,547
Of which: Actual contributions	200,911	210,143	210,943	216,406	217,192	222,721	223,653	229,605	230,362
Imputed contributions	3,861	3,998	3,998	4,044	4,044	4,112	4,112	4,185	4,185
Other current revenues	55,272	56,631	56,872	57,782	57,917	59,005	59,319	60,519	60,746
Total current revenues	719,632	741,350	737,395	762,004	755,624	789,242	782,221	815,466	806,324

Capital account non-tax revenues	4,314	4,876	5,349	5,320	4,685	5,363	5,712	5,404	5,743

Total final revenues	724,246	746,458	742,976	767,556	760,541	794,837	788,165	821,102	812,299
Memo item: Tax burden	43.3	43.1	42.8	42.9	42.6	42.9	42.8	42.9	42.8

BALANCES
Primary balance	47,547	40,584	40,173	46,105	40,317	53,433	50,934	59,275	54,204
(as % of GDP)	3.1	2.6	2.5	2.8	2.5	3.1	3.0	3.4	3.1
Current accoutn balance	34,700	22,264	18,448	30,323	19,328	35,652	25,909	40,232	27,430
(as % of GDP)	2.3	1.4	1.2	1.8	1.2	2.1	1.5	2.3	1.6
Net borrowing	-29,179	-38,723	-39,629	-34,876	-42,781	-29,056	-34,981	-25,528	-34,452
(as % of GDP)	-1.9	-2.4	-2.5	-2.1	-2.6	-1.7	-2.1	-1.4	-2.0

Nominal GDP	1,535,541	1,590,366	1,588,803	1,642,717	1,637,199	1,700,769	1,689,202	1,761,518	1,742,139

Ministero dell’Economia e delle Finanze

2009-2013 Economic and Financial Planning Document
     The 0.1-per-cent-of-GDP deterioration reflects a net revenue loss of €3.5 billion approximately resulting from a decrease in indirect taxes (€6.6 billion approximately) as a result of the slowdown in VAT revenues, higher direct taxes (€1.6 billion approximately) and higher social security contributions (€0.8 billion). The new estimates that have revised downwards expenditure by €2.6 billion are the result of a substantial levelling off in current expenditure and lower capital expenditure (-€2.4 billion).
     The 2009 — 2013 scenario based on unchanged legislation
     A more substantial deterioration, of about 0.5 percent of GDP, has been estimated for 2009. The new estimate of 2.6 per cent of GDP (as against 2.1 per cent as estimated in the Combined Report on the Economy and Public Finance — RUEF) reflects a more significant decrease, which, due to the time lag involved in the taxation mechanism (production, submission of tax returns, payments) will impact tax revenues at a later stage. Expenditure is expected to edge up, due to an increase in current expenditure (€4.6 billion approximately), partly offset by a more moderate increase in capital expenditure (€3.7 billion approximately) resulting from the impact of Decree Law No. 93/2008 and a revision, based on the monitoring of the degree of utilisation of allotted funds, of the estimates made in the Combined Report on the Economy and Public Finance. Current expenditure is also affected by higher spending on welfare benefits in cash (€1.7 billion a year approximately) due to higher inflation combined with higher debt servicing (€2.1 billion approximately) especially as a result of higher interest rates in financial markets.
     The deterioration of the scenario based on unchanged legislation is only partly reflected in the year 2010 in which net borrowing is estimated to stand at 2.1 per cent of GDP, higher than the forecast in the March Combined Report on the Economy and Public Finance (RUEF), but lower than the estimate for 2009. Net borrowing (at unchanged legislation) is expected to slow down in the following years and to be equal to 2.0 per cent in 2011, 1.9 per cent in 2012 and 1.8 per cent in 2013.
     The scenario based on unchanged legislation outlined here is based on assumptions routinely used to project public finance data9.

[9]
(a)	Compensation of civil servants has been calculated taking into account the impact of the contract renewal for the 2006-2007 period, the payment of salary arrears for a total of €4 billion approximately and the granting of the allowance envisaged for the contract-hiatus period only as of 2008. The number of general-government employees is expected to remain unchanged in the forecast period.

(b)	Expenditure on intermediate consumption, including health expenditure, has been estimated to increase at a rate slightly above that of nominal GDP and subsequently with an average implied elasticity to nominal GDP of about 1.1 per cent.

(c)	Health expenditure has been estimated on the basis of a) an average growth rate for the period of 3.3 per cent which takes into account the forecasting criteria for employee compensation estimated to increase by 1.3 per cent on average over the period, b) an average growth in spending on goods and services of 5.0 per cent and an average increase of 3.6 per cent in spending on services provided by producers in the private market. The estimate implies the impact of the spending-cut plans proposed in previous Budgets as well as the budget measures contained in the spending-cut plans (‘Piani di rientro’). At the end of the period, expenditure is expected to account for 7 per cent of GDP.

(d)	Total welfare expenditure on benefits in cash in the 2009-2013 period is expected to vary by 3.4 per cent on average. More specifically, pension benefits are forecast to increase by 3.6 per cent on average, as a result of additional pension benefits to be paid, pension benefits whose payment is estimated to be discontinued and the existing regulations to revalue pension benefits in line with an indexation mechanism. As of 2008 and especially as of 2009 estimates are also affected by the impact of stricter requirements for entitlement to early retirement envisaged in Law 243/2004, as later modified by Law No. 247/2007.
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2009-2013 Economic and Financial Planning Document
III.2	PUBLIC FINANCE: THE 2009-2013 POLICY FRAMEWORK
     Government action will be broadly consistent with Italy’s political and legal commitments at EU level. The goal/constraint of a balanced budget by 2011, expressed by the previous Government and reaffirmed at the meeting of the Eurogroup held in Berlin on 20 April 2007 is therefore confirmed.
     In order to hold to this commitment the Government believes a highly innovative strategy is needed, both in terms of timeframe and content.
     The Government intends to address the key elements of the Budget before the summer break and adopt a comprehensive package of legislative measures along with this Document with a view to fleshing it out. These legislative measures will allow the government to achieve full convergence of planning and implementation, thus overcoming the traditional separation whereby implementation is still limited to the first year of the review period. Italy’s EU commitments soon become part of a comprehensive three-year public finance consolidation plan, in line with budget standards used in other European countries.
     This action, which is to be considered as a set of measures linked to the Budget is outlined in four pieces of legislation: (i) a decree law on urgent and necessary measures to be implemented, starting from the second half of the current financial year, to ensure the consolidation of public finance10; (ii) a Government bill on the provisions needed to complete the programmes in view of the achievement of the targets to be met by 2011; (iii) two additional government bills on the implementation of fiscal federalism and on provisions to draft a code of local government and to implement programmes for Rome, the capital of Italy.
     Adopting these measures before the summer break will create a public finance framework for reform, especially fiscal federalism, whose implementation — together with the steps taken and the mechanisms already in place, will be an effective tool for the fight against tax evasion which the Government intends to pursue.

(e)	Debt servicing has been estimated taking into account forward rates based on the structure of maturities at market-rates at the end of May.

(f)	Capital expenditure has been estimated taking into account the new measures authorised in previous Budgets, their progress and the extent of residual resources.

(g)	Tax revenues have been estimated assuming an annual average increase of 3.2 per cent and an average elasticity to GDP of 1.0 per cent for the period considered.

(h)	Social security contributions are expected to increase by 2.9 per cent over the period considered with a 0.9 percent average elasticity to GDP.

[10]	Decree Law on ‘Urgent provisions for economic development, simplification, competitiveness, the stabilisation of public finance and tax equalization’ approved by the Council of Ministers on 18 June 2008.
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     The scenario has been developed using data available at the end of May when due diligence of the public accounts was performed.
     Some effects of the comprehensive plan to consolidate public finance in the next three-year period will already be felt in 2008 even though the deficit-to-GDP ratio will remain unchanged (2.5 per cent).
     Overall fiscal policy will have to find resources slightly above the forecast made in the Combined Report on the Economy and Public Finance — RUEF (€35 billion approximately) due to a higher deficit resulting from the update of public accounts. The budget correction is necessary to reduce the structural balance by at least 0.5 per cent a year as a proportion of GDP starting from 2009 to meet the target of a balanced budget by 2011.
     The correction will mainly focus on expenditure with a view to reducing overspending and governing its increase through more certain rules, without reducing essential social services. Given the already heavy tax burden, targets will be met without levying new taxes, except some tax equalisation measures or extraordinary corporate taxes or measures to use a proportion of revenues from these taxes for social purposes.
     The spending-cut approach is based on a preventive cap envisaged for missions, programmes and running costs. This tool, generally applied to the whole of public expenditure, is supplemented by additional flexible budget mechanisms that have already been introduced11, aimed at gradually starting a spending review process through possible adjustments of financial resources allotted to programmes included in each spending mission. Over the three-year period this could allow the Central Administration to achieve substantial savings in the order of €14.5 billion, 5 of which could be saved as early as 2009.
     Action to cut spending must be accompanied by increased efficiency and effectiveness of the State, by promoting innovation and using digital technology in public administration while at the same time ensuring citizens/users have greater access, including on-line access, to goods and services.
     Specific measures, which will allow savings in the order of €20 billion over the three-year period, mainly focus on civil servants, decentralised finance, health and welfare.
     An extensive plan for the rationalisation of civil service has been envisaged to promote meritocracy and transparency and reward merit in line with the basic principles underlying a public administration reorganisation project. This reform plan will introduce new rules to assess the work done by civil servants, a redefinition of the rights and duties of employees, a reassessment of the role and tasks of executives, a change in collective and supplementary bargaining also with a view to reorganise the workplace in line with high-performance work organisation practices.

[11]	Decree Law No. 93/2008 art.5
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     Further measures with a financial impact over the three-year period of €1.8 billion approximately, 0.8 of which in 2009 concern the reorganisation of recruitment with the introduction of a stricter limit to new recruitments, the abolition of the change from temporary into permanent employment status envisaged for employees with no job security in previous Budgets as well as the implementation of rationalisation measures in State schools also by reducing the gap in the average teacher/student ratio with other countries.
     Programmes concerning decentralised finance within the framework of a reorganisation of financial relations between the central administration and the peripheral administrative systems envisage savings in the order of €9.2 billion over the tree-year period, a third of which in 2009 through a cut in transfers.
     Health measures will involve savings as of 2010 with an overall impact of €3 billion approximately over the three-year period. The corrective action envisages the start of a digitalisation project, based on the introduction of computer-based prescriptions for specialist examinations and drugs and the dissemination of health information to citizens. The project aims at enhancing monitoring of public spending and measuring the adequacy of treatments prescribed. Its progressive implementation will be helped by the establishment of a ‘permanent forum’ for the harmonisation of e-health, whose purposes will include the creation of the “citizen’s electronic medical record’ while ensuring personal data protection.
     Action on social security includes cutting invalidity benefit expenditure through the introduction of a special plan to verify entitlement to invalidity benefits.
     The tax measures which will contribute €5.7 billion to the whole package over the three-year period is aimed at adjusting the tax base of banks, insurance companies and firms operating in the energy sector, including through the introduction of a surcharge on the standard corporate income tax rate (IRES) of 27.5 per cent raising the overall rate to 33 per cent. Further measures concern the increase in the government mining rights, the harmonisation of tax regimes for cooperatives, the removal of tax concessions that apply to employee stock options. Finally, the package includes measures to strengthen the fight against tax evasion and the shadow economy through changes in the system of income assessment and tax assessment and the strengthening of the financial administration.
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2009-2013 Economic and Financial Planning Document
TABLE III.3: GENERAL ACCOUNTS — POLICY SCENARIO (MI)

		2007	2008	2009	2010	2011	2012	2013

	EXPENDITURE
	Employee compensation	164,645	175,082	179,141	181,072	182,948	186,247	189,322
	Intermediate consumption	121,460	128,154	127,550	128,018	127,832	133,371	137,763
	Welfare benefits	265,284	278,340	286,995	296,761	307,328	317,338	329,669
Of which:	Pension benefits	214,991	223,810	232,795	241,236	249,248	257,738	267,529
	Other welfare benefits	50,293	54,530	54,200	55,525	58,080	59,600	62,140
	Other current expenditure net of interest payment	56,817	59,148	59,649	59,341	59,470	60,372	60,964
	Total current expenditure excluding debt service	608,206	640,724	653,335	665,192	677,578	697,328	717,718
	(as % of GDP)	39.6	40.3	39.9	39.4	38.9	38.8	38.6
	Interest	76,726	79,802	82,824	84,777	86,583	88,434	90,638
	(as % of GDP)	5.0	5.0	5.1	5.0	5.0	4.9	4.9
	Total current expenditure	684,932	720,526	736,159	749,969	764,161	785,762	808,356
Of which:	Health expenditure	102,290	110,626	112,736	115,036	118,685	123,185	127,945
	Total capital expenditure	68,493	63,813	63,945	61,763	56,702	57,135	57,343
Of which:	Gross fixed investment	36,134	37,637	36,816	36,218	34,552	35,165	35,524
	Capital account contributions	24,769	23,690	24,248	22,426	20,338	20,029	20,067
	Other transfers	7,590	2,486	2,881	3,119	1,812	1,941	1,752

	Total final expenditure excluding debt service	676,699	704,537	717,280	726,955	734,280	754,463	775,061
	Total final expenditure	753,425	784,339	800,104	811,732	820,863	842,897	865,699

	REVENUES
	Total tax revenues	459,888	467,843	482,034	500,902	516,899	533,872	550,663
Of which:	Direct taxes	233,660	244,649	249,904	262,844	272,487	283,136	293,037
	Indirect taxes	225,928	222,962	231,899	237,827	244,180	250,504	257,394
	Capital account taxes	300	232	232	232	232	232	232
	Social contributions	204,772	214,941	222,521	228,707	235,208	241,206	248,061
Of which:	Actual contributions	200,911	210,943	218,477	224,595	231,023	236,951	243,736
	Imputed contributions	3,861	3,998	4,044	4,112	4,185	4,255	4,325
	Other current revenues	55,272	57,072	58,165	60,020	61,483	62,929	64,373
	Total current revenues	719,632	739,623	762,488	789,397	813,358	837,775	862,865

	Capital account non-tax revenues	4,314	5,349	4,685	5,712	5,743	5,286	5,325
	Total final revenues	724,246	745,204	767,405	795,341	819,333	843,293	868,422
	p.m. Tax burden	43.3	43.0	43.0	43.2	43.2	43.1	43.0

	BALANCES
	Primary balance	47,547	40,667	50,125	68,386	85,053	88,830	93,361
	(as % of GDP)	3.1	2.6	3.1	4.0	4.9	4.9	5.0
	Current account balance	34,700	19,097	26,329	39,428	49,197	52,013	54,509
	(as % of GDP)	2.3	1.2	1.6	2.3	2.8	2.9	2.9
	Net borrowing	-29,179	-39,135	-32,699	-16,391	-1,530	396	2,723
	(as % of GDP)	-1.9	-2.5	-2.0	-1.0	-0.1	0.0	0.1

	Nominal GDP	1,535,541	1,588,803	1,637,199	1,689,202	1,742,139	1,799,075	1,858,870

Note: The decrease in health expenditure as of 2010 compared to the forecasts contained in the year-on-year General Government accounts is the result of the assumption that spending cut plans mainly and exclusively affect spending, since the Regional Authorities could also take action through other measures, by resorting for example to funding through resources other than health funds
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TABLE III.4: PUBLIC FINANCE INDICATORS: POLICY SCENARIO AND SCENARIO AT UNCHANGED LEGISLATION (AS % OF GDP)

	2007	2008	2009	2010	2011	2012	2013

SCENARIO AT UNCHANGED LEGISLATION
Net borrowing	-1.9	-2.5	-2.6	-2.1	-2.0	-1.9	-1.8
Interest	5.0	5.0	5.1	5.1	5.1	5.1	5.1
Current balance net of interest	7.3	6.2	6.3	6.6	6.7	6.7	6.7
Primary surplus	3.1	2.5	2.5	3.0	3.1	3.2	3.4
Public debt	104.0	103.9	103.2	101.9	100.4	98.4	96.5
State sector borrowing requirements	-1.9	-3.0	-1.8	-1.3	-1.0	-0.7	-0.7
Public sector borrowing requirements	-2.3	-2.8	-2.1	-1.7	-1.4	-1.0	-1.0

POLICY SCENARIO
Net borrowing	-1.9	-2.5	-2.0	-1.0	-0.1	0.0	0.1
Interest	5.0	5.0	5.1	5.0	5.0	4.9	4.9
Current balance net of interest	7.3	6.2	6.7	7.4	7.8	7.8	7.8
Primary surplus	3.1	2.6	3.1	4.0	4.9	4.9	5.0
Public debt	104.0	103.9	102.7	100.4	97.2	93.6	90.1
State sector borrowing requirements	-1.9	-2.9	-1.3	-0.4	0.7	1.0	1.1
Public sector borrowing requirements	-2.3	-2.8	-1.6	-0.8	0.4	0.7	0.7

     Overall the fiscal package is spread over three years: it accounts for 0.6 per cent of GDP in 2009, it subsequently increases to about 1.1 per cent of GDP in 2010 and finally reaches about 1.9 per cent of GDP in 2011.
     The financial targets set in previous Budgets have been basically confirmed: net borrowing is set at 2.5 per cent of GDP in 2008 and at 2.0 per cent in 2009 at 1.0 per cent in 2010 until the budget is broadly balanced in 2011. The primary surplus will increase progressively until it reaches 5.0 per cent in 2013.
     Structural adjustment will be resumed in 2009 ensuring full convergence towards the medium-term objective.
     As far as the State budget is concerned, the net balance to be funded, net of settlements of past debts, will not exceed €16.6 billion in 2009 and €9.1 billion in 2010, while in 2011 there will be a surplus balance of €0.7 billion.
     Overall, the impact of the budget measures on GDP growth is considered to be modest and substantially neutral; their effects are expected to be more significant in the case of specific components that will be offset by changes in other components.
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2009-2013 Economic and Financial Planning Document
TABLE III.5: CHANGE IN THE GENERAL GOVERNMENT CYCLICALLY ADJUSTED NET BORROWING NET OF ONE-OFF MEASURES

	2007	2008	2009	2010	2011	2012	2013

GDP growth at constant prices	1.5	0.5	0.9	1.2	1.3	1.5	1.5
Growth rate of potential GDP	1.4	1.0	1.2	1.2	1.3	1.1	1.3
Output gap	0.0	-0.6	-0.8	-0.8	-0.8	-0.4	-0.1
Cyclic component of the budget balance	0.0	-0.3	-0.4	-0.4	-0.4	-0.2	-0.1
Net borrowing	-1.9	-2.5	-2.0	-1.0	-0.1	0.0	0.1
Cyclically-adjusted net borrowing	-1.9	-2.2	-1.6	-0.6	0.3	0.2	0.2
Cyclically adjusted primary surplus	3.1	2.8	3.4	4.4	5.3	5.2	5.1
One-off measures	-0.2	0.1	0.0	0.0	0.0	0.1	0.1
Budget balance net of one-off measures	-1.7	-2.6	-2.0	-1.0	-0.1	0.0	0.1
Net borrowing adjusted for the cycle and net of one-off measures	-1.7	-2.3	-1.7	-0.6	0.3	0.2	0.2
Primary surplus adjusted for the cycle and net of one-off measures	3.3	2.7	3.4	4.4	5.2	5.1	5.0
Change in the budget balance net of one-off measures	-1.3	0.9	-0.5	-1.0	-0.9	-0.1	-0.1
Change in the budget balance adjusted for the cycle and net of one-off measures	-1.2	0.6	-0.6	-1.0	-0.9	0.1	0.0

Note: The potential output gap in the 2011-2012 period is due to the strong downward trend in the working age population which reduces the labour contribution to GDP growth as of 2011. The decline in the working-age population is inferred from population forecasts made available by ISTAT when the 2009-2013 DPEF was submitted.
PRIVATISATION
In 2006 Italy’s privatization process virtually came to a halt due to a number of reasons.
First of all the Ministry of the Economy’s stake in listed state-owned companies (ENI, ENEL and Finmeccanica) is now almost 30 per cent. Any further sale of stakes — which would undoubtedly have the advantage of raising a substantial amount of cash in a relatively short time — would expose the country to the risk of losing control over companies ranking among the top international players in strategic sectors such as energy, gas, the high-tech military sector.
Secondly, after a spate of divestments of partly State-owned companies in the 1990s and in the early years of the new millennium, the Government portfolio — even though still substantial — is characterised by the presence of firms — which owing to their size, type of business, regulatory peculiarities or complex financial and economic problems— are deemed unsuitable for privatisation — even in the medium-term. Other companies that are potentially attractive for the market are still undergoing restructuring or in any case need complex rationalisation processes or a reliable and stable regulatory framework before they may be privatised.
Even though the situation is more complex, the Ministry of the Economy and Finance intends to start a new privatisation process, if possible using any opportunity which the market or the context may offer to privatise State assets, so as to put the State debt on a permanent virtuous downward track.
The Government is first and foremost committed to completing Alitalia’s privatisation. The latest decrees have been adopted to this end and Alitalia’s privatisation will hopefully be completed within the next few months.
Again as to companies directly controlled by the State, in the next few years when certain conditions are in place (overcoming possible regulatory constraints, implementation of industrial restructuring or repositioning plans, identification of an appropriate regulatory framework) also companies such as Poste Italiane and Istituto Poligrafico e Zecca dello Stato — IPZS S.p.A. might be privatised. In addition, especially once the analysis (which is being carried out with the help of a
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leading financial institution) of SACE’s market position is complete, it is also possible that a process may be started leading to a strong direct or indirect presence of private entities in SACE.
As regards companies indirectly controlled by the State, the Government confirms its will to soon start procedures leading to the partial or total sale of its stakes in two major State-owned enterprises: Fincantieri and Tirrenia.
As to Fincantieri, the Government intends to proceed to the sale of a stake of Fincantieri‘s capital to enable the company — also by means of a capital increase — to find the necessary resources to finance the urgent and necessary industrial initiatives needed for a strategic strengthening and modernisation of its yards.
As to Tirrenia, the Government’s intention — in line with what was envisaged in the 2007 Budget12, is to start privatising it as soon as possible
Once the analysis which is being carried out by a leading financial institution is complete and in compliance with the provisions of Article 1 of Law No. 481 of 1995 for the privatisation of companies providing public services, the Government will make arrangements for the sale of Tirrenia submitting them to Parliament so as to enable the relevant Committees to express their opinion as envisaged by law.
III.3 PUBLIC DEBT
     Debt management in 2008
     The impact of the crisis which has rocked international financial markets since the summer of 2007 is still being felt this year. International turbulence once again affected the Euro-Area government securities market and came back with a vengeance in March. The situation is still highly unstable.
     The consequences of the current crisis on the government securities market are mainly attributable to the following phenomena: i) due to the well-know budget problems resulting from the credit and monetary market crisis, banks find it more difficult to buy debt instruments when they are issued and then sell them to national and international investors; ii) lower liquidity in secondary securities markets is caused by the banking crisis but is at the same time a harbinger of further difficulties for banks due to the higher absorption of venture capital that it entails; iii) a financial environment that tends to favour a structurally higher volatility of return spreads between Italian and foreign securities.
     Despite the complex market situation, the Treasury continued to ensure funding of the State Sector Borrowing Requirements also by offering more flexible instruments. In addition to the issuance of short-term instrument to cover temporary cash shortages , the approach to the issuance of medium and long-term securities has been adjusted to market absorption.

[12]	Art. 1 paragraphs 998 and 999.
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     For example, the new 15-year BTP has been launched for the first time in April, when the Treasury had greater flexibility to sell instruments that were no longer being issued, with the additional advantage of steadying the secondary market, while at the same time lowering costs for the issuer. At the same time the Treasury resorted somewhat more than had been expected to inflation-linked securities — also thanks to the launch of the new 10-year security — as demand for these assets was more stable and less exposed to the volatility that has affected nominal instruments.
     By pursuing this strategy, developed in close and continuous cooperation with market players, the Treasury has succeeded in keeping the average cost of financing below the 2007 average and exposure to interest and refinancing risk under control.
     For the remaining months of the current year the strategy will be pursued on the basis of market conditions so as to ensure regular issuance, the liquidity of instruments provided from time to time and a secondary market with significant efficiency standards. In so doing, the Treasury aims at consolidating the presence of Italian debt instruments in international portfolios, which at the end of 2007 accounted for 51 per cent of total outstanding Government securities13.
     Interest
     Against this backdrop forecasts of debt servicing in the next few years have been based on a more comprehensive analysis of the expected performance of the return of Government securities which takes into account the changes that have occurred in the curve shape. Indeed, the extreme volatility now present in bond markets required monitoring of market performance at various points in time of the current phase given the high uncertainty about the future monetary-policy decisions of the European Central

[13]	Bank of Italy data. Annex to the 2008 Annual Report.
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Bank in a macroeconomic situation characterised by a notable increase in the Euro-Area inflation rate. To this end a ‘synthetic scenario’ has been developed that takes into account the different trends in the yield curve at the end of May, both in terms of absolute return rates and steepness and curvature.
     Compared to the official forecasts in the Combined Report on the Economy and Public Finance (RUEF), this scenario predicts increasing rates on all maturities and a reduced steepness.
     The results of the scenario based on unchanged legislation, if compared to the RUEF estimates show — as could have been expected — a moderate increase in interest for the year 2008 on an accrual basis according to SEC95 standards, even though interest remains unchanged as a proportion of GDP (5.0 per cent). A more substantial increase in the order of 0.2 — 0.3 percentage points of GDP is forecast in later years (see Table III.2) and is mainly due to higher interest rates expected at issuance, higher inflation (which directly affects the cost of the issuance of real securities) and the larger number of issuances needed to pay for higher debt servicing.
     The improvements in the primary surplus brought about by the Government’s measures will have a positive impact on debt servicing in future years, even though they only partially offset the impact of interest rates that are now increasing compared to when the Combined Report on the Economy and Public Finance (RUEF) was drawn up.
     Trend in the debt-to-GDP ratio
     In the scenario based on unchanged legislation the debt-to-GDP ratio is expected to progressively decrease up until 2013, when it is expected to be 96.5% of GDP. It is expected to go down more slowly in time compared to the forecast in the Combined Report on the Economy and Finance (RUEF) mainly because of two factors: a
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slowdown in economic growth compared to the March estimates on the one hand, which affects the ratio by reducing its denominator, and a more marked increase in the Public Sector Borrowing Requirements on the other. The latter is largely due to the increase in cash interest, mainly resulting from rising interest rates.
     Compared to forecasts in the Combined Report on the Economy and Public Finance (RUEF), in the scenario based on unchanged legislation the debt-to-GDP ratio is expected to decrease to below 100 per cent in 2012 instead of 2010.
     The DPEF scenario predicts that the debt-to-GDP ratio will decrease below the 100 per cent threshold (97.2 per cent in 2011) a year earlier and extends forecasts to include the end of the five-year period considered, with a debt-to-GDP ratio which is expected to stand at 90.1 per cent in 2013. The reasons for this rapid progress are due to the Government’s policy measures becoming fully operational, which will result in increasing cash surpluses as of 2011.
PENSIONS
Following is a description of the medium- and long-term trend in pension expenditure as a proportion of GDP resulting from the implementation of provisions in Article 1, paragraph 5 of Law No. 335 of 199514.
The forecast at unchanged legislation15 implies the impact of the revision of transformation coefficients16. After a period of overall stability between 2010 and 2023, as a result of regulations increasing the minimum requirements envisaged in Law No. 243/2004, as modified by Law No. 247/2007, and the introduction of a pro-rata system to calculate contributions, pension expenditure as a proportion of GDP starts growing again owing to a population ageing, whose financial effects are partly mitigated by stricter requirements for early retirement envisaged by the above-mentioned laws and also applying to the mixed and defined-contribution systems, not just the pay-as-you go system. The curve reaches a peak of 15.3 per cent around 2038 and after decreasing for some time reaches 13.9 per cent in 2050. Towards the end of the forecast period the ratio improves mainly as a result of the shift from a mixed (pay-as-you-go and defined-contribution)

[14]	The forecast is based on birth-rate, mortality and migration flows assumptions underlying the baseline scenario worked out by ISTAT on 2005 data. The new population forecast being worked out by ISTAT on the basis of updated demographic parameters, with special reference to the estimate of migratory flows, is not available yet. As to the macroeconomic scenario, productivity per employee stands at 1.7 per cent a year on average (1.8 per cent starting from 2026 and gradually decreasing towards that level in the preceding years) whereas the labour market assumptions imply an increase to about 68 per cent in the employment rate for the 15-64 age group in 2050. Endogenous GDP growth as a result of the macroeconomic and demographic assumptions used stands at around 1.4-1.5 per cent a year on average over the whole forecast period. In order to capture the long-term trends in factors affecting the structural balance of the pension system, for the 2009-2013 period the baseline scenario, in line with methodological choices made in previous forecasts, assumes an annual average GDP growth rate of 1.4 per cent, basically consistent with the annual average rate of change of the past 15-20 years.

[15]	The forecast does not imply the impact of measures relating to the pension system envisaged in the Decree Law adopted by the Council of Ministers on 18 June 2008 (Decree Law on ‘Urgent provisions for economic development, simplification, competitiveness, the stabilisation of public finance and tax equalisation’).

[16]	Envisaged in Art. 1, paragraph .11 of Law No. 335/95, as later amended and supplemented by Art. 1, paragraphs 14 and 15 of Law No. 247/2007.
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calculation system to an entirely defined-contribution system and the gradual decline in the number of pensions paid to baby-boomers because of mortality.
Public expenditure on pension benefits as % of GDP
Note: The forecast does not imply the impact of measures adopted with the Decree Law of the Council of Ministers of 18 June 2008 on the pension system (Decree Law on ‘Urgent provisions for economic development, simplification, competitiveness, the stabilisation of public finance and tax equalisation’).
Ministero dell’Economia e delle Finanze